Annual Report 2008

09010542

SEC Mail Processing
Section

APR 13 2009

Washington, DC
110

Commitment

Bank of The James
FINANCIAL GROUP, INC.

Table of Contents

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President's Message To Our Shareholders

Com • mit • ment (kə-mĭt'mənt) *n.* Dedication to a cause. A pledge or undertaking. To promise loyalty, time or money to a particular principle, person or plan of action.

Over the past months news reports have detailed the problems in the financial industry. The media has reported bank failures, bailouts and businesses and individuals unable to get credit. The daily news reports on current economic conditions continue to inform us of the challenges the United States economy is facing. These actions have led to many questioning the stability and confidence of their particular bank and asking how safe are their funds. While we certainly are not immune from the effects of the economic downturn, we believe that we are well positioned to take advantage of opportunities in our local market.

I begin this year's message to our customers and shareholders by reassuring you that your deposits with Bank of the James remain secure. As with all FDIC insured banks, deposit account insurance has temporarily increased from $100,000 to $250,000 per depositor through December 31, 2009. In addition on October 14, 2008, all non-interest bearing transaction deposit accounts at FDIC insured institutions, including all personal and business checking accounts that do not earn interest, are also fully insured with no limit through December 31, 2009. There is a good possibility these coverages will be extended beyond the end of this year.

In spite of many economic challenges faced in 2008, we ended the year with positive earnings.

2008 in Review

First Quarter 2008

Bank of the James Financial Group, Inc. reported total net income after tax of $504,000 for the quarter ended March 31, 2008 compared to net income of $398,000 for the respective period a year ago. The $106,000 increase in earnings represented a 26.6% increase over the same period last year. Loans, net of unearned income and loan loss provision, increased from $224,022,000 as of December 31, 2007 to $232,952,000 as of March 31, 2008, an increase of $8,930,000 or 4.0%. Deposits grew from $228,723,000 as of December 31, 2007 to $229,005,000 as of March 31, 2008.

> *"We are extremely proud of our 1st quarter earnings increase over last year. In spite of the recent negative outlook for the economy generally and the financial services industry specifically, we believe this increase in earnings is a significant accomplishment. We believe that we were able to achieve these earnings because of our employees and their consistent dedication to excellence in service to our loyal customer base."*
>
> Robert R. Chapman III, President and CEO,
> Bank of the James Financial Group, Inc.

Second Quarter 2008

Bank of the James Financial Group, Inc. reported total net income after tax of $524,000 for the quarter ended June 30, 2008 compared to net income of $498,000 for the respective periods a year ago. Loans, net of unearned income and loan loss provision, increased from $224,022,000 as of December 31, 2007 to $245,118,000 as of June 30, 2008, an increase of $21,096,000 or 9.4%. Deposits increased from $228,723,000 as of December 31, 2007 to $239,057,000 as of June 30, 2008, an increase of $10.3 million or 4.5%.

> *Although the state of the U.S. and global economies remain uncertain, we believe the outlook for the local economy, specifically Region 2000, continues to remain positive. We are pleased that both deposits and loans have continued to grow throughout the first half of 2008. We are pleased that our market share in Region 2000 increased in the first half of 2008. We hope to continue to attract additional market share as we expand into other communities in Region 2000. As we approach our ninth birthday, we want to emphasize that our focus on our market area, in accordance with our strategic plan, is stronger than ever, and we wish to thank our shareholders and customers for their support over the last nine years."*
>
> J. Todd Scruggs, EVP and CFO,
> Bank of the James Financial Group, Inc.

10% Stock Dividend

Bank of the James Financial Group, Inc. announced at the annual meeting of shareholders that the Board of Directors voted to declare a 10% stock dividend. The dividend will be paid to shareholders of record as of June 17, 2008 and will be paid on July 22, 2008.

> *"We are pleased our board has voted to declare a stock dividend for our shareholders for the fifth consecutive year. In declaring the stock dividend, the Board of Directors wishes to recognize and reward the loyalty and confidence of its ownership base, both those which have been with the organization since its inception and those who acquired our stock during the follow-on stock offering that concluded in 2006."*
>
> Robert R. Chapman III, President and CEO,
> Bank of the James Financial Group, Inc.

Third Quarter 2008

Bank of the James Financial Group, Inc. reported a total net loss after tax of $1,305,000 for the quarter ended September 30, 2008 compared to net income of $581,000 for the respective periods a year ago. The results of the third quarter period was driven mainly by a non-cash other-than-temporary impairment charge of $1,723,000 related to the company's investments in preferred stock of Federal National Mortgage Association (the GSE). The value of this stock decreased sharply in September soon after the announcement that GSE was suspending dividend payments and being placed into conservatorship by the Federal Housing Finance Agency. In addition, legislation will enable the Company to realize a tax benefit on a percentage of the OTTI charge in the fourth quarter. The amount of the tax benefit was approximately $585,000 which lowered the net charge from $1,723,000 to $1,138,000. The company would have been profitable in the third quarter if this charge had not been incurred. Despite the charge associated with GSE Stock, there were several positive trends for the quarter. Total assets increased to $320,131,000 as of September 30, 2008 from $270,060,000 as of December 31, 2007, an increase of $50,071,000 or 18.5%. Loans, net of unearned income and loan loss provision, increased from $224,022,000 as of December 31, 2007 to $258,993,000 as of September 30, 2008, an increase of $34,971,000 or 15.6%. Deposits increased from $228,723,000 as of December 31, 2007 to $249,352,000 as of September 30, 2008, an increase of $20,629,000 or 9%.

"Although we are disappointed that we were required to take the non-cash charge related to the GSE stock, we remain confident in our core business. This charge will not impact our ability to execute our strategic plan. We remain ready to make loans to qualified borrowers and continue to believe the company is well positioned to increase our presence in Region 2000."

Robert R. Chapman III, President and CEO,
Bank of the James Financial Group, Inc.

Fourth Quarter 2008

Bank of the James Financial Group, Inc. reported total net income after tax of $501,000 compared to net income of $607,000 for the respective periods a year ago. Deposits increased from $228,723,000 as of December 31, 2007 to $268,111,000 as of December 31, 2008, an increase of 17.2%. The increase is primarily attributable to the success of the bank's 2010 Savings product which offered a more liquid alternative to certificates of deposit. The increase in deposits has been used to fund the bank's loan growth. Loans, net of unearned income and loan loss reserve, were at $274,890,000 as of December 31, 2008 as compared to $224,022,000 as of the end of 2007, an increase of 22.7%. Also, management made the decision to liquidate the bank's position in FNMA preferred stock. This decision reversed the other-than-temporary-impairment charge in the third quarter and converted an unrealized loss into a realized loss. The action removed future exposure to further deterioration in the stock's value.

"Although our fourth quarter earnings were not as strong as the same quarter in 2007, we were pleased to end the year on a positive in spite of the current economic challenges and the difficult interest rate environment in which we are operating. For 2009, we will continue to strive to meet the banking needs of this region and increase our market presence. We have incorporated this commitment in our strategic plan for this region."

Robert R. Chapman III, President and CEO,
Bank of the James Financial Group, Inc.

In January 2009, Bank of the James Financial Group, Inc. announced that it had received preliminary approval for a $7.708 million investment from the U.S. Treasury Department under the Troubled Asset Relief Program (TARP) and Capital Purchase Program (CPP). The TARP/CPP is a voluntary program designed to provide capital to healthy banks and to increase the flow of financing to U.S. businesses and consumers. At the time of this announcement, it was not yet determined whether the bank would participate. On February 17, 2009, it was further announced that Bank of the James Financial Group, Inc. had decided not to participate in this program. While we were pleased that we had met Treasury standards and received approval, it was determined by our management and board of directors that participation in the CPP was not in the best interest of our shareholders. Currently the company remains above the well capitalized regulatory guidelines. The positive feedback we have received and continue to receive from customers and shareholders regarding our decision not to participate in the CPP is appreciated and validates our actions.

Commitment from your Board of Directors and Advisory Boards

The boards of Bank of the James and Bank of the James Financial Group, Inc. are comprised of a group of distinguished individuals who have demonstrated their commitment to their business and to their community. Our board members provide valuable advice, guidance and support. They help us by providing input and assistance on such matters as strategy, budget, products and growth of the bank's market share. They advocate for the community and help us tell our story. For their dedication and service, we are grateful. A complete listing of our Board of Directors and Advisory Boards for Lynchburg, Amherst and Bedford are included in this annual report.

Commitment from your Bank of the James Employees

Also included in our 2008 Annual Report is a complete listing of our entire team. This group of dedicated, talented, knowledgeable and committed bankers is the reason why customers come to Bank of the James. They are the reason why our customers and shareholders tell their friends and family members to bank with us. Their corporate values of trust, fairness, concern for each other, attention to detail, honesty and integrity are the reasons why I am so proud to serve as President of this company. It is truly an honor to work each day with such an amazing group of individuals.

Commitment to the Communities We Call Home

In 2008, Bank of the James opened two new offices – one in the City of Bedford, Virginia and one in the Town of Altavista, Virginia. Entering into these two communities has given us additional opportunities to extend our brand of local banking to the residents of these areas and what a reception we have received. Leading our Bedford team is seasoned banker and Bedford native, Tony Ware. Our Altavista office is managed by long-time banker and resident Robert "Bobby" Walker. At the current time, we are housed in a temporary facility in Altavista and we plan to open a full service office in early Summer 2009. With the addition of these two regional offices, Bank of the James now has 9 branch locations.

Also in 2008 we formed BOTJ Insurance, Inc., a subsidiary that will offer insurance products to our customers –including life and disability insurance, long term care insurance, annuities, and loan protection insurance to both business and personal account holders. Additionally we offer complimentary insurance reviews and advice to all bank customers. With the addition of these new products, we are able to offer deposit and loan products, mortgages, investments and now insurance products. This has completed the "circle of products" as we can now more fully serve our loyal customer base with a full array of financial solutions.

We believe corporate participation in the communities we serve is a basic duty in community banking. Not only does our bank provide valuable financial products and services, but our team members and directors all live in the communities we serve and provide time and talents for our area's non-profit organizations, schools and community events. Deposits entrusted to us by our customers are reinvested locally enabling businesses to grow and prosper. Our bank also invests in local businesses as we use local vendors for operating activities such as paper purchases, printing, and routine maintenance of our facilities, to name a few.

Commitment to the Future and to Our Success

The Bank is entering its 10th year with positive momentum. We anticipate opportunities to establish new business relationships and to attract customers looking for a safe place for their deposits. In times of uncertainty, the stability of our commitment matters. It is what each of our shareholders, customers, employees and our communities has come to expect from our bank. We will continue to work diligently as your bank to solidify your trust, to help you meet your financial goals and to provide you with the service that you deserve.

In this report, you will find our mission statement – to be the pre-eminent financial institution in Region 2000 through superior customer service. As we move forward into 2009, our mission has not and will not change. As I previously mentioned, our goal each day is to provide you with a level of exceptional service that you deserve and that will keep you coming back and telling others. Our employees and directors are passionate about our bank, our customers, each other, our communities and our shareholders. We are committed to giving each customer the kind of responsive and personal attention that they deserve.

Committed to Remaining Local

It's great being a part of a local bank. It's great being owned and supported by local residents – people we know - our friends and neighbors. Being a local bank is all about the people we serve, the people we employ and about living in the middle of wonderful neighborhoods where we know our next door neighbors and the business owners in our cities and towns. It's about supporting each other – locals supporting locals. We are taking a stand with our advertising at this time and are encouraging the citizens of Region 2000 to shop local, dine local and do their business local. We hope you will do the same. Together we can continue to keep Region 2000 strong by supporting local businesses.

In a world of financial uncertainty, you need a bank that has the strength to endure. Bank of the James has based its business on the fundamentals of banking by striving to provide stability, strength and service to the communities we serve.

We are grateful to our shareholders and customers for the confidence placed in Bank of the James and for allowing us to enjoy a decade in the Region 2000 communities we call home. I stand confident that our best days are still ahead for our future.

As our legislators and regulators work through details of a plan to resolve the current economic crisis, you may be assured that Bank of the James will continue to work hard as your local independent bank. We remain focused on our strategic plan and continue to execute the sound banking strategies therein by remaining strong, safe, secure and well capitalized; by controlling operating expenses and by offering sound products and building solid relationships. Over time this strategy will create value for you, our shareholders.

Before I close, I want to take this opportunity to recognize and thank Martin E. Waltemyer (Marty) who retired from Bank of the James in December 2008. A wearer of many hats, Marty joined our bank during our start-up in 1998 and was instrumental in leading our bank in compliance, branch expansion, human resources and from time to time, he served as our employee trainer. Marty came to Bank of the James with 25 years of banking experience. The management, directors and employees of Bank of the James wish to him a wonderful retirement and thank him sincerely for his dedicated years of service.

The annual meeting of shareholders will be held on May 19, 2009 at Oakwood Country Club in Lynchburg, Virginia at 4:00 p.m. We invite you to join us as we review 2008 and prepare for a new year in Region 2000.

Best regards,

Robert R. Chapman III
President and CEO

Bank of the James
Financial Group, Inc.

Mission, Vision and Values

Mission Statement

To be the pre-eminent financial institution in Region 2000 through superior customer service.



Vision

Bank of the James will be the financial institution of choice.

Employee Values

I will have a passion for Bank of the James.
Its customers
Its teammates
Its community
Its shareholders
I will add value. I will maintain confidentiality.
I will have ownership. I will be responsive. I will be responsible.

Team BOTJ

The following individuals comprise our team of dedicated professional bankers who support our mission statement, vision and values.

Jared Anderson
Josie Arney
Fatima Asghar
Erin Balita
Fallon Berryman
Misty Bowyer
Phillip Brown
Frances Bryant
Rhonda Buracker
Susan Cabell
Garth Calhoun
Lynette Callands
Cathy Carter
Brian Cash
Bob Chapman
Daphne Chilton-Booker
Steven Cobb
Janey Coffey
Ashley Coffman
Darlene Coleman
Hazel Coleman
Jessica Collins
Stacy Cravens
Erin Curtis
Frieda Davis
Troy Deacon
Shirley Deen
Gerald Dewitt
Glenn Dillon
Carrie Durnil
Angie Eagle
Rich Edwards
Laurie Epperson
Angie Eubanks
Brandon Farmer
Carla Ferguson
Gloria Fore
Rita Formon
Nancy Gencarelli
Greg Gilbert
Terra Gilbert
Marsha Glass
Jane Grant
Brenda Gray
Naomi Gray
Emanuel Guerreiro
Donna Guthrie
Shirley Hanks
Rita Harris
Betty Henderson
Kathleen Hoyt
Kellie Hudson
Debbie Hutcherson
Paula Ironmonger
Lauren Jahnke
Sharon Jefferson
Debbie Jennings
Angelia Johnson
Donna Johnson
Lewis Johnson
Tanita Johnson
Chuck Kenny
Angela Kirkland
Mike Kirkpatrick
Adele Krolewski
Sabrina Kyle
Brenda LaFrance
Sarah Lambert
Audrey Lee
Rebecca Lewis
Kathy Lifsey
Van Marks
Cindy Martin
Christy Meadows
Shirley Mikkelson
Renea Milam
Rhonda Mills
Patsy Minnix
Larry Montecino
Trisha Morcom
Randy Nexsen
Robin Nine
Leslie Pendleton
Margaret Perkey
Desiree Perkins
Linda Phelps
Claudia Pollard
Rosa Proctor
Allen Puckett
Jenny Reynolds
Katrina Rice
Frances Roberts
J. R. Rodes
Wilma Rucker
Chris Saunders
Todd Scruggs
Frank Sette
Brenda Smith
Vickie Spencer
Wade Stout
Brenda Stratton
Chris Taylor
Amy Tesi
Barbara Towler
Lisa Tuck
Chip Umberger
George Vaughan
Bobby Walker
Tony Ware
Teresa Watson
Karen Webb
Karen Wilson
Jason Witt
Greg Wolfe
Lisa Wood
Debra Wright
Kay Wright
Sheila Wright

History and Branch Locations

Bank of the James Financial Group, Inc. is a one bank holding company committed to the delivery of both individual and business financial services through its wholly-owned subsidiary, Bank of the James. The Bank began operations on July 22, 1999 and was organized under the laws of the Commonwealth of Virginia to engage in retail and commercial banking business. Bank of the James Financial Group, Inc. is locally owned and serves individuals, businesses and professionals in the Region 2000 area of Central Virginia.

When Bank of the James opened its doors in 1999, it brought together many of the area's finest bankers in hopes of providing customers with fast, local banking in the traditional sense. From a start-up team of 12 employees and 10 directors, the Bank has achieved the reputation as being one of the area's leading financial institutions. Bank of the James believes our region deserves the support and community involvement that only a locally owned and managed institution can provide - a hometown bank whose heart is right here at home.

We believe that local banking is essential for maintaining the economic vitality and the quality of life in this great region. Our dedication and commitment to service is the foundation that our company has been built on and this will never change. Each of our employees takes their responsibility seriously in serving our customers and strives to meet each customer's financial needs.

The Bank offers a board range of competitive financial products and operates nine full- service banking offices and a mortgage division, Bank of the James Mortgage, in the greater Region 2000 community. The bank also offers investment services through a wholly owned subsidiary of Bank of the James Financial Group, BOTJ Investment Group, Inc. and insurance services and products through BOTJ Insurance, Inc.

As of December 31, 2008, Bank of the James had 119 employees, approximately 2,979 shareholders and assets of $328,605,000.

Branch Locations

Lynchburg Locations

Main Office
828 Main Street
Lynchburg, VA 24504
(434) 846-2000
1-877-266-0765 toll free

Boonsboro Office
4935 Boonsboro Road
Lynchburg, VA 24503
(434) 384-8588

Chestnut Hill Office
5204 Fort Avenue
Lynchburg, VA 24502
(434) 237-1144

Church Street Office
615 Church Street
Lynchburg, VA 24504
(434) 846-7285

Forest Office
17000 Forest Road, Suite A
Forest, VA 24551
(434) 534-8080

Madison Heights Office
4698 S. Amherst Highway
Madison Heights, VA 24572
(434) 846-8887

Regional Offices

Altavista Office
815 Main Street
Altavista, Virginia 24517
(434) 369-7300

Amherst Office
164 S. Main Street
Amherst, VA 24521
(434) 946-9777

Bedford Office
1405 Ole Dominion Blvd.
Bedford, Virginia 24523
(540) 587-8646

Bank of the James Mortgage
17000 Forest Road, Suite B
Forest, VA 24551
(434) 534-8090

Smith Mountain Lake Office
14662 Moneta Road, Suite A
Moneta, VA 24121
(540) 296-1300

BOTJ Insurance, Inc.
615 Church Street
Lynchburg, VA 24504
(434) 846-2646

BOTJ Investment Group, Inc.
615 Church Street
Lynchburg, VA 24504
(434) 846-2279
1-888-384-6990 toll free

Bank of the James Governance

Board of Directors, Bank of the James Financial Group, Inc.

Lewis C. Addison
Senior Vice President and
Chief Financial Officer
Centra Health, Inc.

William C. Bryant III
President and Owner
Counts Realty and Auction Group

Robert R. Chapman III
President and Chief Executive Officer
Bank of the James
President, Bank of the James
Financial Group, Inc.

Donna Schewel Clark
Secretary and General Counsel
Schewel Furniture Company

James F. Daly
Vice President
Daly Seven, Inc

Watt R. Foster, Jr.
President and Chief Executive Officer
Foster Fuels, Inc.

Donald M. Giles
Chairman
Moore and Giles, Inc.

Augustus A. Petticolas, Jr., DDS
Dr. Augustus A. Petticolas, Jr.
General Dentistry

Thomas W. Pettyjohn, Jr.
Vice Chairman, Board of Directors
Bank of the James and Bank of the James
Financial Group, Inc.
Investment Advisor, Davidson
& Garrard, Inc.

J. Todd Scruggs
Executive Vice President and Chief
Financial Officer, Bank of the James
Secretary and Treasurer, Bank of the
James Financial Group, Inc.

Kenneth S. White
Chairman, Board of Directors
Bank of the James and Bank of the James
Financial Group, Inc.

Dr. Richard R. Zechini
President, Richard R. Zechini, D.D.S., Ltd.

Lynchburg Advisory Board

John R. Alford, Jr.
Vice President/Partner
Caskie & Frost, PC

Paul R. Denham
Executive Vice President
Southern Air, Inc.

Robert L. Driskill, MD
Radiation Oncology Associates of
Lynchburg, Inc.

Gina Dolan-Sewel
Executive Vice President
Colonial Brokerage House, Inc.

Robert L. Hiller
President
Commercial Glass & Plastics, Inc.

Arelia S. Langhorne
Arelia S. Langhorne Attorney and
Counselor At Law

Lydia K. Langley
Owner, Langley Properties

Terry L. Marsh
President
Lewis Marsh & Associates, Inc.

Roy A. Robertson, Jr.
Owner, Robertson Financial Services

Richard J. Stern, DDS
Dentist
Orthodontic Arts

Daniel R. Taylor
Owner, Kidd's Services

Edward R. Turner
Owner/Agent
New York Life Insurance

William N. Mays, Jr.
President
Mays-Tucker Insurance Services

Kerry D. Scott
President, Narrow Gate Tack, Inc.
H-2A Program Manager
Mid Atlantic Solutions

Douglas L. Thompson
Managing Member
Douglas L. Thompson, CPA PLLC

Harold W. Woody
Retired Banker
General Manager, Winton Country Club

Amherst Advisory Board

Leif Aagaard, Jr.
Vice President, BMS Direct

Leon M. Clark
Shift Supervisor and Service
Representative
Greif Brothers

J. Paul Kilgore, Jr.
Real Estate Broker
Montague Miller and Company Realtors

Ruth E. Martineau
Co-owner of Martineau, Inc.

Marshall A. Mays, Jr.
President, Mays Farm Service Co., Inc.

Bedford Advisory Board

Anthony D. Bailey, DDS
Dentist

G. Carl Boggess
County Attorney
Bedford County

Sheriff Michael J. Brown
Sheriff, Bedford County

T. Henry Clarke IV
Attorney

Sue P. Hillsman
Owner, Hillsman Properties

W. Courtney Holdren
Agency Principal
Holdren, Eubank and Stanley Insurance

Michael T. Laughon
Vice President
Laughon and Johnson, Inc.

Gary M. Lowry
Manager, Bridge School

Dr. William O. McCabe
Retired Physician

Michael C. Moldenhauer
Retired President
Sam Moore Furniture

Michael F. Moorman
Retired Chairman and CEO
Peebles Department Stores, Inc.

Thomas E. Reynolds, Jr.
President
Diversified Management Services, Inc.

Dr. H. Paul Rhodes
Physician

Willard D."Skip" Tharp
Chairman of the Board
Tharp Funeral Home & Crematory

Products and Services

Personal Banking Products

Jefferson Checking
Interest Checking
50 Plus Checking
James River Checking
Shareholder Checking Program
Blue Ridge Money Market
Peaks Savings
Statement and Minor Savings
Health Savings Accounts
Certificates of Deposit
Individual Retirement Accounts
Consumer Installment Loans
Home Equity Loans
Region 2000 Lines of Credit
Christmas Clubs
Visa Debit and Credit Cards
On-Line Banking with Bill Pay
Overdraft Checking Line of Credit

Business Banking

Business Economy Checking
Small Business Checking
Business Interest Checking for Sole Proprietors
Business Checking Analysis
IOLTA Accounts
Business Sweep Accounts
Remote Deposit Capture
ACH Origination (Payroll Direct Deposit)
Business Partners Program
Merchant Credit Card Services
On-Line Banking with Bill Pay
Business Installment Loans
Commercial Construction Loans
Commercial Lines of Credit
Commercial Mortgages
Corporate Christmas Club Accounts

Mortgage Programs

Conventional –Fixed Rate Loans
Conventional – Adjustable Rate Loans
Federal Housing Authority (FHA) Loans
Veterans Administration (VA) Loans
VHDA Loans
USDA Loans

Investment Products*

Investment Advisory Services
Mutual Funds
Fixed and Variable Annuities
Individual Stocks and Bonds
Retirement Plan Rollovers
Roth, SEP's and Traditional IRA's
Brokered Certificates of Deposits

Insurance Products**

Life Insurance
Disability Insurance
Long Term Care Insurance
Medical Supplement Insurance
Annuities
Loan Protection Insurance

Additional Products/Services

TeleBanc - Telephone Banking
Coin Counting
Wire Transfers
Direct Deposit
Safe Deposit Boxes
24-Hour Banking/ATM's
Traveler's Checks
Cashier's Checks
Notary Service
Savings Bonds/Bond Redemption

BOTJ Investment Group, Inc.*

Securities are offered by, and Investment Consultants are registered with Community Bankers Securities, LLC, Member FINRA/SIPC. Community Bankers Securities is not a bank or trust company and is independent of any financial institution. Securities (1) are not deposits of this institution; (2) are not guaranteed by the FDIC or any other government agency; (3) are not obligations of, or guaranteed by, any financial institution; and (4) involve investment risk, including the potential for fluctuations in investment return and the potential loss of principal.

BOTJ Insurance, Inc.**

The insurance product is not a deposit or other obligation of, or guaranteed by, the bank, or an affiliate of the bank. The insurance product is not insured by the FDIC or any other U.S. government agency, the bank, or an affiliate of the bank. The insurance product, if applicable, has investment risk, including the possible loss of value. Insurance products are underwritten by a third party insurance company.

Bank of the James, Bank of the James Financial Group, Inc., BOTJ Investment Group, Inc. and BOTJ Insurance, Inc. are Equal Opportunity Employers.

Bank of the James is an Equal Housing Lender.

Bank of the James is a member of the Federal Deposit Insurance Corporation.

EQUAL HOUSING LENDER
Member FDIC

Bank of The James
FINANCIAL GROUP, INC.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation and fair presentation of the financial statements included in this annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect management's judgments and estimates concerning effects of events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Financial's internal control over financial reporting includes those policies and procedures that pertain to Financial's ability to record, process, summarize and report reliable financial data. Management recognizes that there are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

In order to ensure that Financial's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2008. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management has concluded that the internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of Financial's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Financial's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit Financial to provide only management's report in the annual report.

The Board of Directors, acting through its Audit Committee, is responsible for the oversight of Financial's accounting policies, financial reporting and internal control. The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit Committee is responsible for the appointment and compensation of the independent auditor and approves decisions regarding the appointment or removal of Financial's Internal Auditor. It meets periodically with management, the independent auditors and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of Financial in addition to reviewing Financial's financial reports. The independent auditors and the internal auditors have full and unlimited access to the Audit Committee, with or without management, to discuss the adequacy of internal control over financial reporting, and any other matter which they believe should be brought to the attention of the Audit Committee.

Robert R. Chapman III Chief Executive Officer & President March 25, 2009	J. Todd Scruggs Secretary-Treasurer (Principal Financial Officer) March 25, 2009

Yount
Hyde &
Barbour
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Bank of the James Financial Group, Inc. and Subsidiaries
Lynchburg, Virginia

We have audited the accompanying consolidated balance sheets of Bank of the James Financial Group, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the James Financial Group, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of Bank of the James Financial Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2008 included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 24, 2009

Consolidated Balance Sheets

(dollars in thousands, except share and per share data)

Assets	December 31, 2008	December 31, 2007
Cash and due from banks	$ 10,584	$ 4,314
Federal funds sold	5,241	-
Total cash and cash equivalents	15,825	4,314
Securities held-to-maturity (fair value of $6,039 in 2008 and $6,523 in 2007)	5,994	6,494
Securities available-for-sale, at fair value	16,136	25,733
Restricted stock, at cost	2,059	986
Loans, net of allowance for loan losses of $2,859 in 2008 and $2,146 in 2007	274,890	224,022
Premises and equipment, net	7,672	6,002
Interest receivable	1,624	1,515
Other assets	4,405	994
Total Assets	$328,605	$270,060
Liabilities and Stockholders' Equity		
Deposits		
Non interest-bearing demand	$ 35,778	$ 34,973
NOW, money market and savings	127,341	56,995
Time	104,992	136,755
Total deposits	268,111	228,723
Federal funds purchased	-	5,587
Repurchase agreements	14,339	10,542
Federal Home Loan Bank borrowings	21,000	-
Interest payable	302	405
Other liabilities	218	279
Total liabilities	$ 303,970	$ 245,536
Commitments and contingencies		
Stockholders' equity		
Common stock $2.14 par value; authorized 10,000,000 shares, issued and outstanding 2,810,255 shares in 2008 and 2,556,898 shares in 2007	$ 6,014	$ 5,472
Additional paid-in-capital	19,473	15,995
Retained earnings (deficit)	(776)	3,064
Accumulated other comprehensive (loss)	(76)	(7)
Total stockholders' equity	$ 24,635	$ 24,524
Total liabilities and stockholders' equity	$ 328,605	$ 270,060

See notes to the consolidated financial statements

Consolidated Statements of Income

(dollars in thousands, except share and per share amounts)

	Years Ended December 31,	
Interest and Dividend Income	2008	2007
Loans	$16,656	$16,259
Securities		
US agency obligations	805	1,138
Mortgage backed	705	120
Tax-exempt municipals	42	57
Dividends	73	50
Corporates	294	42
Federal funds sold	19	49
Total interest income	$18,594	$17,715
Interest Expense		
Deposits		
NOW, money market and savings	$1,779	$1,316
Time Deposits	5,304	6,083
Federal funds purchased	99	114
Federal Home Loan Bank borrowings	477	-
Repurchase agreements	359	322
Total interest expense	$8,018	$7,835
Net interest income	$10,576	$9,880
Provision for loan losses	1,355	451
Net interest income after provision for loan losses	$9,221	$9,429
Other operating income		
Mortgage fee income	$1,183	$1,345
Service charges and fees	1,347	1,255
Other	94	110
Gain (loss) on sale of available-for-sale securities	(1,670)	41
Total other operating income	$954	$2,751
Other operating expenses		
Salaries and employee benefits	$5,290	$4,756
Occupancy	747	700
Equipment	983	840
Supplies	382	326
Professional, data processing and other outside expenses	1,295	1,135
Marketing	387	375
Credit expense	234	210
Loss (gain) on sale of assets	(5)	51
Amortization of tax credit investment	785	-
Other	715	626
Total other operating expenses	$10,813	$9,019
Income (loss) before income taxes	$(638)	$3,161
Income tax expense (benefit)	(862)	1,077
Net Income	$224	$2,084
Income per common share - basic	$0.08	$0.74
Income per common share - diluted	$0.08	$0.71

See notes to the consolidated financial statements

Consolidated Statements of Changes in Stockholders' Equity
(dollars in thousands, except share and per share data)

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Gain (Loss)	Total
Balance at December 31, 2006	2,296,424	$4,914	$12,261	$4,989	$(233)	$21,931
Net Income	-	-	-	2,084	-	2,084
Changes in unrealized gains on securities available for sale net of deferred taxes of $130	-	-	-	-	253	253
Reclassification adjustment for gains included in net income, net of income tax expense of $14	-	-	-	-	(27)	(27)
Comprehensive Income						2,310
10% Stock dividend	229,790	497	3,511	(4,009)	-	(1)
Exercise of stock options	32,364	65	217	-	-	282
Stock compensation expense	-	-	12	-	-	12
Disqualifying disposition 123R recapture	-	-	13	-	-	13
Acquisition of common stock	(1,680)	(4)	(19)	-	-	(23)
Balance at December 31, 2007	2,556,898	$5,472	$15,995	$3,064	$(7)	$24,524
Net Income	-	-	-	224	-	224
Changes in unrealized losses on securities available for sale net of deferred taxes of $605	-	-	-	-	(1,171)	(1,171)
Reclassification adjustment for losses included in net income, net of income tax benefit of $568	-	-	-	-	1,102	1,102
Comprehensive Income						155
10% Stock dividend	255,196	546	3,518	(4,064)	-	
Exercise of stock options	2,496	5	5	-	-	10
Stock compensation expense	-	-	7	-	-	7
Acquisition of common stock	(4,335)	(9)	(52)	-	-	(61)
Balance at December 31, 2008	2,810,255	$6,014	$19,473	$(776)	$(76)	$24,635

See notes to the consolidated financial statements

Consolidated Statements of Changes of Cash Flows
(dollars in thousands, except share and per share data)

	Years Ended December 31, 2008	2007
Cash flows from operating activities		
Net Income	$224	$2,084
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	757	663
Net amortization and accretion of premiums and discounts on securities	9	37
(Gain) loss on sale of available for sale securities	1,670	(41)
Provision for loan losses	1,355	451
Loss (gain) on sale of other assets	(5)	51
Stock compensation expense	7	12
Provision for deferred income taxes	(487)	3
Amortization of tax credit investment	785	-
(Increase) in interest receivable	(109)	(205)
(Increase) in other assets	(625)	(757)
(Increase) in income taxes receivable	(1,171)	-
(Decrease) in income taxes payable	-	(104)
Increase (decrease) in interest payable	(103)	98
Increase (decrease) in other liabilities	(58)	151
Net cash provided by operating activities	$2,249	$2,443
Cash flows from investing activities		
Proceeds from maturities and calls of securities held to maturity	$ 500	$ 1,000
Purchases of securities available for sale	(20,904)	(14,616)
Proceeds from maturities and calls of securities available for sale	9,046	3,442
Proceeds from sale of securities available for sale	19,671	4,487
Purchase of Community Banker's Bank stock	(60)	-
Purchases of Federal Home Loan Bank stock	(1,012)	(27)
Purchases of Federal Reserve Bank stock	(1)	(160)
Origination of loans, net of principal collected	(52,223)	(37,004)
Purchases of premises and equipment	(2,425)	(1,022)
Purchase of historic and new market tax credits	(2,280)	-
Proceeds from sale of other assets	403	1,011
Net cash used in investing activities	$(49,285)	$(42,889)
Cash flows from financing activities		
Net increase in deposits	$39,388	$26,934
Net increase (decrease) in federal funds purchased	(5,587)	2,092
Net increase in repurchase agreements	3,797	5,587
Net increase in Federal Home Loan Bank advances	21,000	-
Acquisition of common stock	(61)	(23)
Proceeds from exercise of stock options	10	295
Net cash provided by financing activities	$58,547	$34,884
Increase (decrease) in cash and cash equivalents	11,511	(5,562)
Cash and cash equivalents at beginning of period	$4,314	$9,876
Cash and cash equivalents at end of period	$15,825	$4,314
Non cash transactions		
Transfer of loans to foreclosed assets	$506	$527
Fair value adjustment for securities	$(106)	$342
Cash transactions		
Cash paid for interest	$8,121	$7,737
Cash paid for taxes	$ 809	$1,164

See notes to the consolidated financial statements

Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(dollars in thousands, except share and per share data)

Note 1 – Organization

Bank of the James Financial Group, Inc. ("Financial" or the "Company"), a Virginia corporation, was organized in 2003 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Financial is headquartered in Lynchburg, Virginia. Financial conducts its business activities through the branch offices of its wholly owned subsidiary bank, Bank of the James (the "Bank") and through BOTJ Investment Group, Inc. ("BOTJIG"), a wholly-owned investment services firm operating from an office within the Bank branch located at 615 Church Street in Lynchburg. Financial exists primarily for the purpose of holding the stock of its subsidiaries, the Bank and BOTJIG, and of such other subsidiaries as it may acquire or establish. The Bank also operates a wholly-owned subsidiary, BOTJ Insurance, Inc, ("BOTJ-Ins") also located at 615 Church Street.

Bank of the James was incorporated on October 23, 1998, and began banking operations on July 22, 1999. The Bank is a Virginia chartered bank and is engaged in lending and deposit gathering activities in Region 2000, which includes the counties of Amherst, Appomattox, Bedford and Campbell (which includes the Town of Altavista) and the cities of Bedford and Lynchburg, Virginia. It operates under the laws of Virginia and the Rules and Regulations of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank's ten locations consist of four in Lynchburg, Virginia, one in Forest, Virginia which includes the Mortgage Division, one in Madison Heights, Virginia, one in the Town of Amherst, Virginia, one in the City of Bedford, Virginia, one in the Town of Altavista, Virginia, and a mortgage origination office in Moneta, Virginia.

Note 2 - Summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of Bank of the James Financial Group, Inc. and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Basis of presentation and use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets a nd liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Cash and cash equivalents

Cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days. Generally, federal funds are purchased and sold for one-day periods.

Securities

The Bank classifies its securities in three categories: (1) debt securities that the Bank has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in net income; and (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from net income and reported in a separate component of stockholders' equity, net of applicable deferred taxes. The Bank does not engage in trading securities.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Financial to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Note 2 - Summary of significant accounting policies (continued)

Restricted investments
As members of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of Atlanta (FHLB), the Bank is required to maintain certain minimum investments in the common stock of the FRB and FHLB, which are carried at cost. Required levels of investment are based upon the Bank's capital and a percentage of qualifying assets. The Bank also maintains stock ownership in Community Bankers' Bank (CBB) which is carried at cost. The investment in CBB is minimal and is not mandated but qualifies the Bank for preferred pricing on services offered by CBB.

Mortgage Fee Income
The Bank, through Bank of the James Mortgage, a Division of Bank of the James (the "Mortgage Division") originates consumer residential mortgage loans for fee income. Through the Mortgage Division, the Bank originates conforming and non-conforming home mortgages primarily in the Region 2000 area. As part of the Bank's overall risk management strategy, the loans originated and closed by the Mortgage Division are pre-sold to major mortgage banking or other financial institutions and at no time are such loans carried on the Bank's balance sheet. Upon loan closing the Bank receives a fee for its loan origination service.

Loans
Financial grants real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans collateralized by real estate within Region 2000. The ability of Financial's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Consumer term loans are typically charged-off no later than 120 days whereas consumer revolving credit loans are typically charged-off no later than 180 days. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current (within 90 days past due) and future payments are reasonably assured.

Allowance for loan loss
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful or substandard. For such loans that are also classified as impaired, an allowance is established when the collateral value of the impaired loan or discounted cash flows is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Notes to Consolidated Financial Statements

December 31, 2008 and 2007
(dollars in thousands, except share and per share data)

Note 2 - Summary of significant accounting policies (continued)

A loan is considered impaired when, based on current information and events, it is probable that Financial will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by evaluating the fair value of the underlying collateral.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Financial does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Property, equipment and depreciation

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis, which range from 3 to 7 years for equipment and 10 to 39.5 years for buildings and improvements. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. Land is carried at cost and is not depreciable. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to operating expenses as incurred.

Foreclosed properties

Foreclosed properties consist of properties acquired through foreclosure or deed in lieu of foreclosure. These properties are carried at the lower of cost or fair market value less estimated costs to sell at the date of foreclosure. Losses from the acquisition of property in full or partial satisfaction of loans are charged against the allowance for loan losses. Subsequent write-downs, if any, are charged against expense. Gains and losses on the sales of foreclosed properties are included in determining net income in the year of the sale.

Income taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Stock options

Stock-based compensation is estimated at the date of grant, using the Black-Scholes option valuation model for determining fair value. The model employs the following assumptions:

1. Dividend yield – calculated as the ratio of historical dividends paid per share of common stock to the stock price on the date of grant;
2. Expected life (term of the option) – based on the average of the contractual life and vesting schedule for the respective option;

(dollars in thousands, except share and per share data)

Note 2 - Summary of significant accounting policies (continued)

3. Expected volatility – based on the monthly historical volatility of Financial's stock price over the expected life of the options;
4. Risk-free interest rate – based on the 10 year U.S. Treasury yield on the day of grant.

For the years ended December 31, 2008 and 2007, Financial recognized stock-based compensation expense of $7 and $12 respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the year ended December 31, 2007; dividend yield of 0%, expected volatility of 40%, a risk-free interest rate of 4.75%, and expected lives of 7 years. The following weighted average assumptions were used for the year ended December 31, 2008; dividend yield of 0%, expected volatility of 40%, a risk-free interest rate of 3.95%, and expected lives of 7 years. During 2008, the company took into consideration guidance under SFAS 123R and SEC Staff Accounting Bulletin No. 107 ("SAB 107") when reviewing and updating assumptions.

Financial estimates forfeitures when recognizing compensation expense and this estimate of forfeitures is adjusted over the requisite service period or vesting schedule based on the extent to which actual forfeitures differ from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment, which is recognized in the period of change, and also will impact the amount of estimated unamortized compensation expense to be recognized in future periods.

Reclassification
Certain 2007 amounts have been reclassified to conform to the 2008 presentation.

Earnings per share
Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, a well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Comprehensive income
Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 was issued to address concerns over the practice of reporting elements of comprehensive income directly in equity.

The Company is required to classify items of other comprehensive income (such as net unrealized gains (losses) on securities available-for-sale) by their nature in a financial statement and present the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. It does not require per share amounts of comprehensive income to be disclosed.

In accordance with the provisions of the SFAS 130, the Company has included in the accompanying financial statements, comprehensive income resulting from such activities. Comprehensive income consists of the net income or loss and net unrealized income or losses on securities available-for-sale. These amounts are reported net of the income tax effect less any related allowance for realization. Also, accumulated other comprehensive income is included as a separate disclosure within the statements of changes in stockholders' equity in the accompanying financial statements.

Marketing
The Company expenses advertising costs as incurred. Advertising expenses were $279 and $337 for 2008 and 2007, respectively.

Note 3 - Restrictions on cash

To comply with Federal Reserve regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $1,572 and $1,096 for the weeks including December 31, 2008 and 2007, respectively.

Notes to Consolidated Financial Statements

December 31, 2008 and 2007
(dollars in thousands, except share and per share data)

Note 4 - Securities

A summary of the amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	December 31, 2008			
	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value
Held-to-maturity				
U.S. agency obligations	$5,994	$45	$ -	$6,039
Available-for-sale				
U.S. agency obligations	$6,994	$243	$ -	$7,237
Mortgage-backed securities	5,057	27	(54)	5,030
Municipals	718	2	(26)	694
Corporates	3,483	25	(333)	3,175
	$16,252	$297	$(413)	$16,136

	December 31, 2007			
	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value
Held-to-maturity				
U.S. agency obligations	$6,494	$32	$(3)	$6,523
Available-for-sale				
U.S. agency obligations	$14,954	$129	$ -	$15,083
Mortgage-backed securities	4,764	19	(49)	4,734
Municipals	2,547	1	(25)	2,523
Corporates	3,478	-	(85)	3,393
	$25,743	$149	$(159)	$25,733

The following tables show the gross unrealized losses and fair value of the Bank's investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 and 2007:

(dollars in thousands, except share and per share data)

Note 4 - Securities (continued)

December 31, 2008	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealize Losses	Fair Value	Unrealize Losses	Fair Value	Unrealize Losses
Mortgage-backed securities	$2,681	$42	$298	$12	$2,979	$54
Corporates	-	-	1,690	333	1,690	333
Municipals	-	-	214	26	214	26
Total temporarily impaired securities	$2,681	$42	$2,202	$371	$4,883	$413

December 31, 2007	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealize Losses	Fair Value	Unrealize Losses	Fair Value	Unrealize Losses
U.S. agency obligations	$ -	$ -	$1,992	$3	$1,992	$3
Mortgage-backed securities	1,001	18	1,569	31	2,570	49
Corporates	3,393	85	-	-	3,393	85
Municipals	1,684	24	497	1	2,181	25
Total temporarily impaired securities	$6,078	$127	$4,058	$35	$10,136	$162

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and may do so more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Financial to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2008, the Company does not consider the unrealized losses as other-than-temporary losses due to the nature of the securities involved. The securities consist of 23 bonds, all of which have an S&P rating of A or higher or are indirectly backed by the U.S. Government. For these reasons, management believes the default risk to be minimal. The $4,883 in securities in which there is an unrealized loss of $413 includes unrealized losses ranging from $1 to $175 or from 0.01% to 16.91% of the original cost of the investment. As management has the ability to hold securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other than temporary.

The amortized costs and fair values of securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(dollars in thousands, except share and per share data)

Note 4 - Securities (continued)

	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Fair Values	Amortized Cost	Fair Values
Due in one year or less	$2,000	$2,005	$ -	$ -
Due after one year through five years	-	-	1,031	1,038
Due after five years through ten years	995	1,000	4,380	4,310
Due after ten years	2,999	3,034	10,841	10,788
	$5,994	$6,039	$16,252	$16,136

The Bank sold $19,671 of securities available-for-sale in 2008 with realized losses totaling $1,670. Gross realized gains amounted to $163. The Bank realized a loss in 2008 of $1,833 on the sale of preferred stock of Federal National Mortgage Association. The Bank sold $4,487 of securities available-for-sale in 2007 with realized gains on the sales totaling $41.

The amortized costs of securities pledged as collateral for public deposits and other short term borrowings were approximately $16,706 and $19,447 (fair value of $16,931 and $19,592) at December 31, 2008 and 2007, respectively.

Note 5 - Loans and allowance for loan losses

A summary of loans, net is as follows:

	December 31,	
	2008	2007
Commercial loans	$52,842	$43,877
Real estate – construction	43,507	36,296
Real estate – residential	136,850	114,278
Installment and other	44,550	31,717
Total loans	277,749	226,168
Less allowance for loan losses	2,859	2,146
Net loans	$274,890	$224,022

Notes to Consolidated Financial Statements

December 31, 2008 and 2007
(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

The activity in the allowance for loan losses for 2008 and 2007 is summarized as follows:

	2008	2007
Balance at beginning of period	$2,146	$2,091
Provision charged to operations	1,355	451
Loan charge-offs	(689)	(442)
Loan recoveries	47	46
Balance at end of period	$2,859	$2,146

The following tables set forth information regarding impaired and non-accrual loans as of December 31, 2008 and 2007:

	Impaired & Non-Accrual Loans At December 31,	
	2008	**2007**
Impaired loans without a valuation allowance	$8,006	$10,355
Impaired loans with a valuation allowance	10,375	4,503
Total impaired loans	$18,381	$14,858
Valuation allowance related to impaired loans	$1,441	$1,389
Total non-accrual loans	$3,859	$1,246
Total loans past due ninety days or more and still accruing	$ -	$ -

All non-accrual loans were included in the impaired loan disclosure for both 2008 and 2007.

	Average Investment in Impaired Loans Years Ended December 31,	
	2008	**2007**
Average investment in impaired loans	$15,703	$13,891
Interest income recognized on impaired loans	$860	$988
Interest income recognized on a cash basis on impaired loans	$786	$988

Notes to Consolidated Financial Statements

December 31, 2008 and 2007
(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

The Bank grants primarily commercial, real estate, and installment loans to customers throughout its market area, which consists primarily of Region 2000 which includes the counties of Amherst, Appomattox, Bedford and Campbell and the cities of Bedford and Lynchburg, Virginia. The real estate portfolio can be affected by the condition of the local real estate market. The commercial and installment loan portfolio can be affected by the local economic conditions.

The Company's officers, directors and their related interests have various types of loan relationships with the Bank. The total outstanding balances of these related party loans at December 31, 2008 and 2007 were $2,579 and $2,830 respectively. During 2008, new loans and advances amounted to $650 and repayments amounted to $901. The terms and interest rates of these loans are similar to those for comparable loans with other borrowers of the Bank.

Note 6 – Premises and equipment

Property and equipment at December 31, 2008 and 2007 are summarized as follows:

	December 31,	
	2008	2007
Land	$542	$542
Building and improvements	3,113	3,038
Construction in progress	1,803	487
Furniture and equipment	5,179	4,202
Leasehold improvements	1,450	1,391
	12,087	9,660
Less accumulated depreciation	4,415	3,658
Net property and equipment	$7,672	$6,002

Total depreciation expense for the years ended December 31, 2008 and 2007 was $757 and $663, respectively.

Note 7 - Deposits

A summary of deposit accounts is as follows:

	December 31,	
	2008	2007
Demand		
Non interest-bearing	$35,778	$34,973
Interest-bearing	41,699	46,595
Savings	85,642	10,400
Time, $100,000 or more	69,422	43,484
Other time	35,570	93,271
	$268,111	$228,723

Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(dollars in thousands, except share and per share data)

Note 7 - Deposits (continued)

At December 31, 2008, maturities of time deposits are scheduled as follows:

Year Ending December 31,	Amount
2009	$74,489
2010	20,505
2011	3,567
2012	5,588
2013	843
	$104,992

The Bank held related party deposits of $5,824 and $5,074 at December 31, 2008 and 2007, respectively.

Note 8 – Other borrowings

Short-term borrowings consist of the following at December 31, 2008 and 2007:

	2008	2007
Federal funds purchased	$ -	$5,587
Securities sold under agreements to repurchase	14,339	10,542
Total short term borrowings	$14,339	$16,129
Weighted interest rate	2.56%	3.41%

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. Short-term borrowings may also include federal funds purchased, which are unsecured overnight borrowings from other financial institutions.

Unsecured federal fund lines and their respective limits are maintained with the following institutions: Community Bankers' Bank, $11,000; Suntrust Bank, $3,000; and Compass Bank, $2,250. In addition, the Bank maintains a $3,000 reverse repurchase agreement with Suntrust whereby securities may be pledged as collateral in exchange for funds for a minimum of 30 days with a maximum of 90 days. The Bank also maintains a secured federal funds line with Community Bankers' Bank whereby it may pledge securities as collateral with no specified minimum or maximum amount or term. Federal funds purchased totaling $5,587 were outstanding as of December 31, 2007. There were no federal funds purchased outstanding as of December 31, 2008.

(dollars in thousands, except share and per share data)

Note 8 – Other borrowings (continued)

The Bank is also a member of the Federal Home Loan Bank of Atlanta ("FHLBA"). The Bank's available credit through the FHLBA is $63,980 as of September 30, 2008, the most recent calculation. Of this amount the Bank has borrowed $21,000 under the following terms:

Amount	Type	Rate	Ultimate Maturity Date
$1,000	Fixed rate credit	2.445%	4/15/2009
10,000	Fixed rate hybrid	2.700%	2/5/2010
3,000	Fixed rate credit	3.410%	4/15/2013
2,000	Fixed rate credit	3.785%	4/15/2015
5,000	Convertible 4/15/2010	2.360%	4/15/2013
$21,000	Total	2.810%	

Note 9 – Income taxes

The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2005.

Income tax expense attributable to income before income tax expense is summarized as follows:

	December 31, 2008	December 31, 2007
Current federal income tax expense (benefit)	$259	$1,074
Deferred federal income tax (benefit)	(487)	3
Tax credits	(634)	-
Income tax expense (benefit)	$(862)	$1,077

Notes to Consolidated Financial Statements

December 31, 2008 and 2007
(dollars in thousands, except share and per share data)

Note 9 – Income taxes (continued)

Income tax expense differed from amounts computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense as a result of the following:

	2008	2007
Computed "expected" income tax expense (benefit)	$(217)	$1,075
Increase (reduction) in income tax resulting from:		
Non-taxable income	(13)	(16)
Non-deductible expenses	2	18
Tax credits	(634)	-
Income tax expense (benefit)	$(862)	$1,077

The tax effects of temporary differences result in deferred tax assets and liabilities as presented below:

	2008	2007
Deferred tax assets		
Allowance for loan losses	$736	$527
Unrealized loss on available-for-sale securities	39	3
Charitable contributions	9	-
Carryover of tax credits	436	-
Gross deferred tax assets	1,220	530
Deferred tax liability		
Depreciation	238	71
Prepaid expenses	16	16
Gross deferred tax liability	254	87
Net deferred tax asset	$966	$443

Note 10 – Earnings per share

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity. All amounts have been restated for the stock dividend in 2008 and 2007.

The basic and diluted earnings per share calculations are as follows:

	2008	2007
Numerator:		
Net income available to stockholders	$224	$2,084
Basic EPS weighted average shares outstanding	2,809,437	2,808,042
Effect of dilutive securities:		
Incremental shares attributable to Stock Option Plan	95,032	138,349
Diluted EPS weighted-average shares outstanding	2,904,469	2,946,391
Basic earnings per share	$0.08	$0.74
Diluted earnings per share	$0.08	$0.71

Notes to Consolidated Financial Statements

December 31, 2008 and 2007
(dollars in thousands, except share and per share data)

Note 10 – Earnings per share (continued)

There were 80,080 shares excluded from the 2008 earnings per share calculation and 2,783 shares excluded from the 2007 earnings per share calculation because their effects were anti-dilutive.

Note 11 – Defined contribution benefit plan

The Company has a 401(k) defined contribution plan, which is administered by the Virginia Bankers' Association. Participants have the right to contribute up to a maximum of 19% of pretax annual compensation or the maximum allowed under Section 401(g) of the Internal Revenue Code, whichever is less. In 2008 and 2007, the Company made a matching contribution to the plan in the amount of 50% of the first 6% of the elective contributions made by the participants. The Company's expense for the plan totaled $99 and $91 for 2008 and 2007, respectively.

Note 12 – Stock option plan

On October 21, 1999, the Board of Directors adopted the "1999 Stock Option Plan" for officers and employees. In 2007 and 2008, stock dividends of 10% and 10% were declared affecting the aforementioned grants retroactively (See Note 13). There are 21,180 remaining shares available for grant as of December 31, 2008.

Stock option plan activity for the twelve months ended December 31, 2008 is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Value of in-the-money options (Aggregate Intrinsic Value)
Options outstanding, January 1, 2008	327,991	$8.58		
Granted	1,600	14.69		
Exercised	(2,494)	4.21		
Forfeited	(9,076)	11.02		
Options outstanding, December 31, 2008	318,021	$8.61	4.64	$421,837
Options exercisable, December 31, 2008	316,421	$8.58	4.62	$421,837
Weighted average fair value of options granted during the year		$7.15		

The total approximate value of in-the-money options exercised during 2008 was $9. As of December 31, 2008, there was approximately $8 of total unrecognized compensation expense related to non-vested option awards which will be recognized over the remaining service period.

The Company has not issued any non-vested stock.

The following is summarized information concerning currently outstanding and exercisable options as adjusted for all stock dividends previously declared and paid:

Note 12 – Stock option plan (continued)

Range of Exercise Prices			Options Outstanding and Exercisable: Number of Options	Remaining Contractual Life	Weighted Average Exercise Price
$4.01	to	$4.50	91,343	1.8 years	$4.28
$6.01	to	$8.92	101,087	4.8 years	$7.69
$11.02	to	$13.23	121,208	6.5 years	$12.39
$14.50	to	$16.53	4,383	8.1 years	$15.76
$4.01	to	$16.53	318,021	4.6 years	$8.61

Note 13 – Stockholders' equity

The Company was initially capitalized through a public offering of its common stock, $4.00 (split adjusted to $2.14) par value per share ("Common Stock"), at $10.00 per share, which concluded in February, 1999 and resulted in a capitalization of the Company of $9,356,300. On December 22, 2006, Financial completed a follow-on offering pursuant to which it raised $5,147,000 (net of costs and expenses of $106,000). As a result of these two offerings and funds generated from operations, Financial currently has sufficient liquidity and capital with which to operate.

The Bank is subject to certain legal and regulatory restrictions on the amount of cash dividends it may declare. As of December 31, 2008, the aggregate amount of unrestricted funds which could be transferred from Financial's subsidiaries to Financial without regulatory approval, totaled $6,878 or 28% of total consolidated stockholders' equity.

On May 15, 2007, the Board of Directors of the Company declared a 10% stock dividend. The stock dividend was paid on July 24, 2007 to shareholders of record June 19, 2007. Following the stock dividend, the number of outstanding shares increased by 229,790. The dividend required a reclassification of retained earnings effective May 15, 2007 in the amount of $4,009. Of this amount, $497 was reclassified as common stock and $3,512 was reclassified as additional paid-in-capital. The reclassification did not change total stockholders' equity. All per share amounts have been retroactively adjusted to reflect this dividend.

On May 20, 2008, the Board of Directors of the Company declared a 10% stock dividend. The stock dividend was paid on July 22, 2008 to shareholders of record June 17, 2008. Following the stock dividend, the number of outstanding shares increased by 255,196. The dividend required a reclassification of retained earnings effective May 20, 2008 in the amount of $4,064. Of this amount, $546 was reclassified as common stock and $3,518 was reclassified as additional paid-in-capital. The reclassification did not change total stockholders' equity. All per share amounts have been retroactively adjusted to reflect this dividend.

Note 14 - Regulatory matters (all amounts in thousands)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2008 that the Bank meets all capital adequacy requirements to which it is subject. The Bank's actual regulatory capital amounts and ratios for December 31, 2008 and 2007 are also presented in the table below, dollars are in thousands.

As of December 31, 2008, the most recent notification from the Federal Reserve Bank of Richmond categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

Note 14 - Regulatory matters (all amounts in thousands)

On February 1, 2007, $5,000 of additional capital from Financial's recent common stock offering was transferred to the Bank level in the form of a capital contribution. The capital ratios for the Company on a consolidated basis are comparable to the capital ratios of the Bank for 2008 and 2007 as set forth below:

	December 31, 2008 (dollars in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$ 27,114	10.03%	$ 21,636	>8.00%	$ 27,045	>10.00%
Tier I capital (to risk-weighted assets)	$ 24,255	8.97%	$ 10,818	>4.00%	$ 16,227	>6.00%
Tier I capital (leverage) (to average assets)	$ 24,255	7.48%	$ 12,975	>4.00%	$ 16,219	>5.00%

	December 31, 2007 (dollars in thousands)					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$ 26,180	11.94%	$ 17,534	>8.00%	$ 21,918	>10.00%
Tier I capital (to risk-weighted assets)	$ 24,035	10.97%	$ 8,767	>4.00%	$ 13,151	>6.00%
Tier I capital (leverage) (to average assets)	$ 24,035	8.96%	$ 10,727	>4.00%	$ 13,409	>5.00%

Note 15 – Contingent liabilities

The Bank rents, under non-cancelable leases, three of its banking facilities and one mortgage production office. The initial term of the lease for 615 Church Street is for five years with an additional renewal term of five years. The Bank chose to accept the additional renewal period of 5 years and has 0.5 years remaining on this lease.

The Bank entered into a lease agreement for 828 Main Street with Jamesview Investments, LLC of which a Board member is a 33% owner. The initial term of the lease is 10 years with two five year renewal options for a total of 20 years. The Bank has 16.5 years remaining on this lease including option periods. The total expense to be incurred by the Bank over the course of the lease, including options to extend, is $1,837.

In December 2005, the Bank entered into a lease agreement for 4935 Boonsboro Road with Forehand Family Limited Partnership. The initial term of the lease is 5 years with two five year renewal options for a total of 15 years. The Bank has 12 years remaining on this lease including option periods.

In September 2006, the Bank entered into a lease agreement for a mortgage origination office at 14662 Moneta Road, Moneta, Virginia with Lakeland Development Corporation. The initial term of the lease is 3 years with 1 year renewal periods thereafter. The Bank has 0.8 years remaining on the initial 3 year term of the lease.

Notes to Consolidated Financial Statements
December 31, 2008 and 2007
(dollars in thousands, except share and per share data)

Note 15 – Contingent liabilities (continued)

In September 2008, the Bank entered into a short-term lease agreement to lease a store front facility located at 815 Main Street, Altavista, Virginia with Finch Properties, LLC. The initial term of the lease is 6 months at which time the lease shall convert to a month to month lease for 6 additional months. The Bank will enter the month to month phase on March 1, 2009 and intends to continue the lease until July 2009 or until the Bank's permanent facility currently under construction in Altavista has been completed and is able to be occupied.

Also in September 2008, the Bank entered into a lease agreement for a potential future branch facility located at 1152 Hendricks Store Road, Moneta, Virginia. The initial term of the lease is five years with one five year renewal option for a total of 10 years. The Bank has 4.6 years remaining on the initial five year term of the lease.

Rental expenses under operating leases were $276 and $265 for the years ended December 31, 2008 and 2007, respectively.

The current minimum annual rental commitments under the non-cancelable leases in effect at December 31, 2008 are as follows:

Year Ending	Amount
2009	$252
2010	250
2011	290
2012	295
2013	296
Thereafter	170
	$1,553

Note 16 - Financial instruments with off-balance-sheet risk

The Bank is not a party to derivative financial instruments with off-balance-sheet risks such as futures, forwards, swaps and options. The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Credit risk is defined as the possibility of sustaining a loss because the other party to a financial instrument fails to perform in accordance with the terms of the contract. The Bank's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank requires collateral or other security to support financial instruments when it is deemed necessary. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Types of collateral vary but may include marketable securities, accounts receivable, inventory, and property, plant and equipment.

Financial instruments whose contract amounts represent credit risk are as follows:

	Contract Amounts at December 31,	
	2008	2007
Commitments to extend credit	$44,248	$50,725
Standby letters of credit	$3,282	$2,069

(dollars in thousands, except share and per share data)

Note 16 - Financial instruments with off-balance-sheet risk (continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is generally less than that involved in extending loans to customers because the Bank generally holds deposits equal to the commitment. Management does not anticipate any material losses as a result of these transactions.

Note 17 – Concentration of credit risk

The Bank has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Bank's customers are residents or operate business ventures in its market area consisting primarily of the Lynchburg metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Bank's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

The Bank maintains a significant portion of its cash balances with one financial institution. At December 31, 2008 accounts at this institution were 100% secured by the Federal Deposit Insurance Corporation as a result of the temporary FDIC insurance limit increases promulgated by the Emergency Economic Stabilization Act of 2008. Uninsured balances were approximately $1,835, which consisted of the total balances in two accounts at the Federal Home Loan Bank of Atlanta, and $1,705 at December 31, 2008 and 2007, respectively.

Note 18 – Fair value measurements

The Company adopted SFAS No. 157, "Fair Value Measurements" (SFAS 157), on January 1, 2008 to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. SFAS 157 clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

In February of 2008, the FASB issued Staff Position No. 157-2 (FSP 157-2) which delayed the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-2 defers the effective date of SFAS 157 for such nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Thus, the Company has only partially applied SFAS 157. Those items affected by FSP 157-2 include other real estate owned (OREO), goodwill and core deposit intangibles.

In October of 2008, the FASB issued Staff Position No. 157-3 (FSP 157-3) to clarify the application of SFAS 157 in a market that is not active and to provide key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements were not issued.

SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The three levels of the fair value hierarchy under SFAS 157 based on these two types of inputs are as follows:

- Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.
- Level 2 –Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.
- Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

(dollars in thousands, except share and per share data)

Note 18 – Fair value measurements (continued)

Securities available for sale

Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2).

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements at December 31, 2008 Using		
Description	Balance as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$ 16,136	$ -	$16,136	$ -

Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain financial assets recorded at fair value on a nonrecurring basis in the financial statements:

Impaired Loans

Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business' financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income.

The following table summarizes the Company's financial assets that were measured at fair value on a nonrecurring basis during the period.

		Carrying Value at December 31, 2008		
Description	Balance as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans, net of valuation analysis	$ 8,934	$-	$ 8,247	$ 687

Note 18 – Fair value measurements (continued)

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances there are no quoted market prices for Financial's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of Financial.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Cash and cash equivalents
The carrying amounts of cash and short-term instruments approximate fair values.

Securities
Fair values of securities, excluding Federal Reserve Bank stock, Federal Home Loan Bank stock, and Community Bankers' Bank stock are based on quoted market prices.

Loans
For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed rate loans are based on quoted market prices of similar loans adjusted for differences in loan characteristics. Fair values for other loans such as commercial real estate and commercial and industrial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits
Fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed rate certificates of deposit are estimated using discounted cash flow analyses that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings
The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate fair value.

Accrued interest
The carrying amounts of accrued interest approximate fair value.

Off-balance sheet credit-related instruments
Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Fair value of off-balance sheet credit-related instruments were deemed to be immaterial at December 31, 2008 and 2007 and therefore are not included in the table below.

(dollars in thousands, except share and per share data)

Note 18 – Fair value measurements (continued)

The estimated fair values, and related carrying or notional amounts, of Financial's financial instruments are as follows:

	December 31, 2008		December 31, 2007	
	Carrying Amounts	Approximate Fair Values	Carrying Amounts	Approximate Fair Values
Financial assets				
Cash and due from banks	$10,584	$10,584	$4,314	$4,314
Federal funds sold	5,241	5,241	-	-
Securities				
Available-for-sale	16,136	16,136	25,733	25,733
Held-to-maturity	5,994	6,039	6,494	6,523
Loans, net	274,890	279,151	224,022	227,777
Interest receivable	1,624	1,624	1,515	1,515
Financial liabilities				
Deposits	$268,111	$266,216	$228,723	$224,023
Federal funds purchased	-	-	5,587	5,587
FHLB borrowings	21,000	21,090	-	-
Repurchase agreements	14,339	14,339	10,542	10,542
Interest payable	302	302	405	405

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-balance-sheet and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred income taxes and bank premises and equipment; a significant liability that is not considered a financial liability is accrued post-retirement benefits. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Financial assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of Financial's financial instruments will change when interest rate levels change, and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment.

Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Notes to Consolidated Financial Statements

December 31, 2008 and 2007
(dollars in thousands, except share and per share data)

Note 19 - Impact of Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) reached a consensus on Emerging Issues Task Force ("EITF") Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," ("EITF Issue 06-4"). In March 2007, the FASB reached a consensus on EITF Issue 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements," ("EITF Issue 06-10"). Both of these standards require a company to recognize an obligation over an employee's service period based upon the substantive agreement with the employee such as the promise to maintain a life insurance policy or provide a death benefit postretirement. The Company adopted the provisions of these standards effective January 1, 2008. The adoption of these standards was not material to the consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The FASB has approved a one-year deferral for the implementation of the Statement for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 was not material to the consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument and is irrevocable. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, with early adoption available in certain circumstances. The Company adopted SFAS 159 effective January 1, 2008. The Company decided not to report any existing financial assets or liabilities at fair value that are not already reported, thus the adoption of this statement did not have a material impact on the consolidated financial statements.

In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB 109). SAB 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Implementation of SAB 109 did not have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" (SFAS 141(R)). The Standard will significantly change the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity's first year that begins after December 15, 2008. The Company does not expect the implementation of SFAS 141(R) to have a material impact on its consolidated financial statements, at this time.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51" (SFAS 160). The Standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS 160 is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008, with early adoption prohibited. The Company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements, at this time.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110, "Use of a Simplified Method in Developing Expected Term of Share Options" (SAB 110). SAB 110 expresses the current view of the staff that it will accept a company's election to use the

(dollars in thousands, except share and per share data)

Note 19 - Impact of Recently Issued Accounting Standards (continued)

simplified method discussed in SAB 107 for estimating the expected term of "plain vanilla" share options regardless of whether the company has sufficient information to make more refined estimates. The staff noted that it understands that detailed information about employee exercise patterns may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. Implementation of SAB 110 did not have a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133," ("SFAS No. 161"). SFAS No. 161 requires that an entity provide enhanced disclosures related to derivative and hedging activities. SFAS No. 161 is effective for the Company on January 1, 2009. The adoption of SFAS No. 161 is not expected to have a material impact on the Company's consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. 142-3"). FSP No. 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The intent of FSP No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the assets under SFAS No. 141(R). FSP No. 142-3 is effective for the Company on January 1, 2009, and applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. The adoption of FSP No. 142-3 is not expected to have a material impact on the Company's consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." Management does not expect the adoption of the provision of SFAS No. 162 to have any impact on the consolidated financial statements.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161," ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 require a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives to enable users of financial statements to assess their potential effect on its financial position, financial performance and cash flows. The disclosures required by FSP 133-1 and FIN 45-4 will be effective for the Company on December 31, 2008 and are not expected to have a material impact on the consolidated financial statements.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS No. 157 in determining the fair value of a financial asset during periods of inactive markets. FSP 157-3 was effective as of September 30, 2008 and did not have material impact on the Company's consolidated financial statements.

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities." FSP No. FAS 140-4 and FIN 46(R)-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities. The FSP is effective for interim and annual periods ending after December 15, 2008. Since the FSP requires only additional disclosures concerning transfers of financial assets and interest in variable interest entities, adoption of the FSP will not affect the Company's financial condition, results of operations or cash flows.

In January 2009, the FASB reached a consensus on EITF Issue 99-20-1. This FSP amends the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets," to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and other related guidance. The FSP is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. The FSP was effective as of December 31, 2008 and did not have a material impact on the consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2008 and 2007
(dollars in thousands, except share and per share data)

Note 20 – Condensed Financial Statements of Parent Company

Financial information pertaining only to Bank of the James Financial Group, Inc. is as follows:

Balance Sheet

	December 31,	
	2008	2007
Assets		
Cash	$16	$153
Taxes receivable	81	53
Investment in subsidiaries		
Bank of the James	24,179	24,028
BOTJ Investment Group, Inc.	359	290
Total investment in subsidiaries	24,538	24,318
Total assets	$24,635	$24,524
Liabilities and stockholders' equity		
Total liabilities	$ -	$ -
Common stock	$6,014	$5,472
Additional paid-in-capital	19,473	15,995
Retained earnings (deficit)	(776)	3,064
Accumulated other comprehensive (loss)	(76)	(7)
Total stockholders' equity	$24,635	$24,524
Total liabilities and stockholders' equity	$24,635	$24,524

Notes to Consolidated Financial Statements

December 31, 2008 and 2007
(dollars in thousands, except share and per share data)

Note 20 – Condensed Financial Statements of Parent Company (continued)

Statements of Income

	Year Ended December 31, 2008	Year Ended December 31, 2007
Income	$ 1	$ -
Operating expenses		
Legal and professional fees	$ 89	$ 152
Net expenses	$ (88)	$ (152)
Allocated income tax benefits	$ 30	$ 52
(Loss) before equity in undistributed income of subsidiaries	$ (58)	$ (100)
Equity in undistributed income – Bank of the James	$ 214	$ 2,067
Equity in undistributed income - BOTJ Investment Group, Inc.	68	117
Net Income	$ 224	$ 2,084

Statements of Cash Flows

	Years Ended December 31, 2008	Years Ended December 31, 2007
Cash flows from operating activities		
Net Income	$224	$2,084
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in income taxes receivable	(28)	(53)
Stock compensation expense	(7)	(12)
Equity in undistributed net (income) of Bank of the James	(214)	(2,067)
Equity in undistributed net (income) loss of BOTJ Investment Group, Inc.	(68)	(117)
Net cash used in operating activities	$(86)	$(165)
Cash flows from investing activities		
Capital contribution to subsidiary Bank of the James	$-	$(5,000)
Capital contribution to subsidiary BOTJ Investment Group, Inc.	-	(100)
Net cash used in investing activities	$-	$(5,100)
Cash flows from financing activities		
Acquisition of common stock	$(61)	$(23)
Proceeds from issuance of stock under stock option plan	10	295
Net cash (used in) provided by financing activities	$(51)	$271
(Decrease) in cash and cash equivalents	(137)	(4,994)
Cash and cash equivalents at beginning of period	$153	$5,147
Cash and cash equivalents at end of period	$16	$153

The following discussion is intended to assist readers in understanding and evaluating our financial condition and results of operations. You should read this discussion in conjunction with our financial statements and accompanying notes included elsewhere in this report. Because Bank of the James Financial Group, Inc. ("Financial") has no material operations and conducts no business other than the ownership of its two subsidiaries, Bank of the James and BOTJ Investment Group, Inc., the discussion primarily concerns the business of these two subsidiaries. However, for ease of reading and because our financial statements are presented on a consolidated basis, references to "we," "us," or "our" refer to Financial, Bank of the James, and BOTJ Investment Group, Inc. as appropriate. The comparison of operating results for Financial between the years ended December 31, 2008 and 2007 should be read in the context of both the size and the relatively short operating history of the Bank.

Overview

Financial is a bank holding company headquartered in Lynchburg, Virginia. We conduct our primary operations through two wholly-owned subsidiaries, Bank of the James (which we refer to as the "Bank") and BOTJ Investment Group, Inc. (which we refer to as the "Investment Group") as well as a subsidiary of the Bank, BOTJ Insurance, Inc. (which we refer to as "BOTJ Insurance.").

The Bank is a Virginia banking corporation headquartered in Lynchburg, Virginia. The Bank was incorporated under the laws of the Commonwealth of Virginia as a state chartered bank in 1998 and began banking operations in July 1999. Investment Group was incorporated under the laws of the Commonwealth of Virginia in 2006 and began providing securities brokerage services to the public in April 2006. It conducts its business primarily from one office located in the City of Lynchburg. BOTJ Insurance was incorporated under the laws of the Commonwealth of Virginia in 2008 and began offering insurance and annuity products to the public in September 2008.

Although we intend to increase other sources of revenue, our operating results depend primarily upon the Bank's net interest income, which is determined by the difference between (i) interest and dividend income on earning assets, which consist primarily of loans, investment securities and other investments, and (ii) interest expense on interest-bearing liabilities, which consist principally of deposits and other borrowings. The Bank's net income also is affected by its provision for loan losses, as well as the level of its non-interest income, including loan fees and service charges, and its non-interest expenses, including salaries and employee benefits, occupancy expense, data processing expenses, miscellaneous other expenses, franchise taxes, and income taxes.

For the year ended December 31, 2008, net income was $224,000, a decrease of $1,860,000 from $2,084,000 for year ended December 31, 2007. The decrease in earnings resulted in large part from a loss realized on the sale of preferred stock of Federal National Mortgage Association in the amount $1,210,000 (net of tax benefit realized on the sale). For the year ended December 31, 2008, net income per share decreased to $0.08 per basic share ($0.08 diluted) from $0.74 per basic share ($0.71 diluted) for the year ended December 31, 2007.

Net interest income increased in large part as a result of the growth in average interest-earning assets, specifically loans. The increase is attributable to fees derived from increased mortgage origination volume, revenue from the Bank's investment in a title insurance company, as well as commissions on investments offered through Investment Group. Non-interest expense increased in 2008 as compared to 2007 because of increases in personnel expense, outside expense, and other operating expenses resulting from the growth of the Bank's branch network.

Total assets as of December 31, 2008 were $328,605,000 compared to $270,060,000 at the end of 2007, an increase of $58,545,000 or 21.7%. Loans, net of unearned income and loan loss provision, increased from $224,022,000 as of December 31, 2007 to $274,890,000 as of the end of December 31, 2008, an increase of 22.7%. Management expects that the current level of equity capital will allow the Bank, among other things, to continue to grow its loan portfolio.

Financial experienced net interest margin compression during 2008 as a result of increased competition for deposits and price sensitive deposit customers. The combination of these factors created a shift in the funding mix and a decrease in net interest margin. The net interest margin decreased 47 basis points to 3.71% for 2008, compared to 4.18% for 2007. For the fourth quarter of 2008, the net interest margin was 3.48%. Management expects the net interest margin to remain under pressure during the first and second quarters of 2009 because of the rates we currently are paying on deposits and because the limited amount of prime borrowers (for which financial institutions are competing) are able to demand low rates on their loans from the Bank. However, the ability to attract lower cost funds, including non interest-bearing deposits, and the shape of the yield curve will have a significant impact on future increases or decreases in net interest income.

Cautionary Statement Regarding Forward-Looking Statements

This report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words "believe," "estimate," "expect," "intend," "anticipate," "plan" and similar expressions and variations thereof identify certain of such forward-looking statements which speak only as of the dates on which they were made. Financial undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Such factors include, but are not limited to, competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by the Bank.

Stock Dividends

On May 20, 2008, Financial declared a 10% stock dividend, which was paid on July 22, 2008 to shareholders of record on June 17, 2008. On May 15, 2007, Financial declared a 10% stock dividend, which was paid on July 24, 2007 to shareholders of record on June 19, 2007. Except as otherwise described in this report, all share amounts and dollar amounts per share in this report with regard to the common stock have been adjusted to reflect these and all prior stock dividends.

Critical Accounting Policies

Financial's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Bank uses historical loss factors as one factor in determining the inherent loss that may be present in the loan portfolio. Actual losses could differ significantly from the historical factors that the Bank uses in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of Financial's transactions would be the same, the timing of events that would impact the transactions could change.

The allowance for loan losses is management's estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) SFAS No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and are reasonably estimable and (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses on impaired loans be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 – "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Interagency Policy Statement on the Allowance for Loan and Lease Losses" (the "FFIEC Policy Statement"). See "Management Discussion and Analysis Results of Operations – Allowance for Loan Losses and Loan Loss Reserve" below for further discussion of the allowance for loan losses.

Because Financial has a relatively short operating history, historical trends alone do not provide sufficient information to judge the adequacy of the allowance for loan losses. Therefore, management considers industry trends, peer comparisons, as well as individual classified impaired loans, in addition to historical experience to evaluate the allowance for loan losses. Our method for determining the allowance for loan losses is discussed more fully under "Provision and Allowance for Loan Losses for the Bank" below.

Results of Operations

Year ended December 31, 2008 compared to year ended December 31, 2007

Net Income

The net income for Financial for the year ended December 31, 2008 was $224,000 or $0.08 per basic and diluted share compared with net income of $2,084,000 or $0.74 per basic and $0.71 per diluted share for the year ended December 31, 2007. Note 10 of the Audited Financial Statements provides additional information with respect to the calculation of Financial's earnings per share.

The decrease of $1,860,000 in 2008 net income compared to 2007 net income was due in large part to a loss on the sale of preferred stock of Federal National Mortgage Association (the "GSE") in the amount $1,833,000 ($0.65 per share). The value of this stock decreased sharply in September 2008 after the announcement that the GSE was suspending dividend payments and was being placed into conservatorship of the Federal Housing Finance Agency. On December 29, 2008, the Bank sold its preferred stock and realized this loss. A provision of the Emergency Economic Stabilization Act enabled the Company to realize a tax benefit of approximately $623,000. This economic benefit had the result of lowering the total charge taken on the preferred stock to $1,210,000.

Exclusive of the loss realized on the sale of the GSE preferred stock the Company would have had net income of approximately $1,434,000, or $0.51 per basic share ($0.49 diluted) for the year ended December 31, 2008.

Our earnings benefited from the following factors: i) additional interest earned as a result of an increase in the size of the loan portfolio, Financial's primary method of investment; and ii) a slight increase in non-interest income, exclusive of the realized loss on the sale of the GSE preferred stock. In addition, our earnings were negatively impacted by i) a decrease in net interest margin, ii) an increase in personnel expenses and occupancy expenses related to our expansion as well as an increase in outside expenses.

Our loan loss provision was $1,355,000 for the year ended December 31, 2008 as compared with a loan loss provision of $451,000 for the year ended December 31, 2007. This increase resulted from application of the Bank's impairment review, as required by SFAS 114, and an analysis of historical loss percentages, as required by SFAS 5, both of which are discussed in more detail below, performed in accordance with FFIEC Policy Statement discussed under "Critical Accounting Policies," above. Although as of December 31, 2008 the Bank had non-performing assets, inclusive of other real estate owned, in excess of $3,940,000, management believes that the allowance for loan losses was adequate.

These operating results represent a return on average shareholders' equity of 0.93% for the year ended December 31, 2008 compared to 9.10% for the year ended December 31, 2007. Return on average assets for the year ended December 31, 2008 was 0.07% compared to 0.84% in 2007.

Net Interest Income

The fundamental source of Financial's earnings, net interest income, is defined as the difference between income on earning assets and the cost of funds supporting those assets. The significant categories of earning assets are loans, federal funds sold, and investment securities, while deposits, fed funds purchased, and other borrowings represent interest-bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operation.

Net interest income for 2008 increased $696,000 to $10,576,000 or 7.04% from net interest income of $9,880,000 in 2007. The growth in net interest income was due to an increase in average interest-earning assets which was the result of growth in the loan portfolio funded by the growth in deposits. The net interest margin decreased to 3.71% in 2008 from 4.18% in 2007. The average rate on earning assets decreased 97 basis points from 7.49% in 2007 to 6.52% in 2008 and the average rate on interest-bearing liabilities decreased from 4.06% in 2007 to 3.33% in 2008. Although management cannot predict with certainty future interest rate decisions by the FOMC, management believes that the rates being offered on both loans and deposits can be adjusted to maintain an acceptable spread between the average rate the Bank receives on assets and the average rate that the Bank pays on liabilities.

Interest income increased to $18,594,000 for the year ended December 31, 2008 from $17,715,000 for the year ended December 31, 2007. This increase was due to an increase in the amount of interest earning assets, including loans and investment securities.

Interest expense increased to $8,018,000 for the year ended December 31, 2008 from $7,835,000 for the year ended December 31, 2007. This increase in interest expense was primarily due to both an increase in the aggregate balance in interest bearing deposit accounts and an increase in interest rates paid in response to competition for deposits in our market area. In addition, interest expense increased in part because of a growth in certificates of deposit, which paid increased interest rates in response to competition. The Bank expects its interest expense to begin to decrease slightly throughout the first and second quarters of 2009 as maturing certificates of deposit renew and reprice at lower rates.

The following table illustrates average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related revenue, expense and corresponding weighted average yields and rates. The average balances used in this table and other statistical data were calculated using average daily balances.

Net Interest Margin Analysis
Average Balance Sheets For the Twelve Months Ended December 31, 2008 and 2007
(dollars in thousands)

	2008			2007		
	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/Paid
ASSETS						
Loans, including fees	$248,193	$16,656	6.71%	$207,772	$16,259	7.83%
Federal funds sold	763	19	2.49%	973	49	5.04%
Securities	34,508	1,846	5.35%	27,015	1,357	5.02%
Federal agency equities	1,742	73	4.19%	810	50	6.17%
CBB equity	68	-	0.00%	56	-	0.00%
Total earning assets	285,274	18,594	6.52%	236,626	17,715	7.49%
Allowance for loan losses	(2,348)			(2,162)		
Non-earning assets	17,649			14,901		
Total assets	$300,575			$249,365		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Deposits						
Demand interest-bearing	$39,256	$636	1.62%	$42,964	$1,123	2.61%
Savings	43,886	1,143	2.60%	12,572	193	1.54%
Time deposits	122,684	5,304	4.32%	124,886	6,083	4.87%
Total interest-bearing deposits	205,826	7,083	3.44%	180,422	7,399	4.10%
Other borrowed funds						
Fed funds purchased	3,596	99	2.75%	2,035	114	5.60%
Repurchase agreements	13,925	359	2.58%	10,737	322	3.00%
Other borrowings	17,158	477	2.78%	-	-	-
Total interest-bearing liabilities	240,505	8,018	3.33%	193,194	7,835	4.06%
Non interest-bearing deposits	35,235			33,237		
Other liabilities	646			631		
Total liabilities	276,386			227,062		
Stockholders' equity	24,189			22,303		
Total liabilities and Stockholders' equity	$300,575			$249,365		
Net interest earnings		$10,576			$9,880	
Net interest margin			3.71%			4.18%
Interest spread			3.19%			3.43%

Volume and Rate
(in thousands)
Years Ending December 31,

	2008			2007		
	Volume Effect	Rate Effect	Change in Income/ Expense	Volume Effect	Rate Effect	Change in Income/ Expense
Loans	$1,500	$(1,103)	$397	$3,111	$(132)	$2,979
Federal funds sold	(9)	(21)	(30)	(65)	1	(64)
Securities	395	94	489	61	56	117
Federal agency equities	31	(9)	23	5	(2)	3
Total earning assets	1,917	(1,039)	879	3,112	(77)	3,035
Liabilities:						
Demand interest-bearing	(90)	(397)	(487)	293	16	309
Savings	744	206	950	(161)	(66)	(227)
Time deposits	(105)	(674)	(779)	1,068	791	1,859
Fed funds purchased	(45)	30	(15)	74	1	75
FHLB borrowings	477	-	477	-	-	-
Repurchase agreements	62	(34)	37	85	50	135
Total interest-bearing liabilities	$1,053	$(870)	$183	$1,359	$792	$2,151
Change in net interest income	$864	$(169)	$696	$1,753	$(869)	$884

Non-Interest Income of Financial

Non-interest income has been and will continue to be an important factor for increasing our profitability. We recognize this and our management continues to review and consider areas where non-interest income can be increased. Non-interest income (excluding securities gains and losses) consists primarily of fees and charges on transactional deposit accounts, mortgage loan origination fees, distributions from a title insurance agency in which we have an ownership interest, and fees generated by the investment services of Investment Group.

The Bank, through Bank of the James Mortgage, a Division of Bank of the James (the "Mortgage Division") originates both conforming and non-conforming consumer residential mortgage loans primarily in the Region 2000 area. As part of the Bank's overall risk management strategy, all of the loans originated and closed by the Mortgage Division are presold to mortgage banking or other financial institutions. The Mortgage Division assumes no credit or interest rate risk on these mortgages.

Effective April 4, 2006, Investment Group began providing securities brokerage services to Bank customers and others. Investment Group provides the services through an agreement with Community Bankers' Securities, LLC ("CB Securities"), a registered broker-dealer. Under this agreement, CB Securities will operate service centers in one or more branches of the Bank. The centers will be staffed by dual employees of Investment Group and CB Securities. Investment Group receives commissions on transactions generated and in some cases ongoing management fees such as mutual fund 12b-1 fees. Due to the relatively short operating history of Investment Group, its financial impact on the consolidated financials of Financial has been immaterial. Although management cannot predict the financial impact of Investment Group with certainty, management anticipates it will continue to be a growing component of non-interest income in 2009.

Effective September 2008, BOTJ Insurance began providing insurance and annuity products to Bank customers and others. Due to the relatively short operating history of BOTJ Insurance, its financial impact on the consolidated financials of Financial has been immaterial. Although management cannot predict the financial impact of BOTJ Insurance with certainty, management anticipates its impact on non-interest income will not be material in 2009.

Non-interest income, exclusive of gains and losses on sale of securities, decreased to $2,624,000 in 2008 from $2,710,000 in 2007. Inclusive of gains and losses on sale of securities, non-interest income decreased to $954,000 in 2008 from $2,751,000 in 2007. The following table summarizes our non-interest income for the periods indicated.

	Non-Interest Income (dollars in thousands) At December 31,	
	2008	2007
Service charges and fees	$ 465	$ 504
Mortgage loan origination fees, net of commission	1,183	1,345
Investment service fees	571	520
Equity earnings from title insurance	61	68
Other	344	273
Non-interest income	2,624	2,710
Gain (loss) on sales of available-for-sale securities	(1,670)	41
Total non-interest income	$ 954	$ 2,751

The decrease in non-interest income for 2008 was due to i) the loss on the sale of the GSE stock; and ii) a decrease in fees generated by the Mortgage Division. The decrease was offset in part by increased revenue from the Investment Group. 2008 was Investment Group's second full year of operation. In 2008, Investment Group increased its revenue as a direct result of increased transactions for its customers. For the year ended December 31, 2008, Investment Group accounted for 2.92% of Financial's total income as compared with 2.54% of Financial's total income for the year ended December 31, 2007. During 2008, despite the fact the mortgage loan market was suppressed as a result of declining real estate values and a difficult credit market, mortgage loan volume remained relatively strong and the Mortgage Division improved its market share. In addition, the Mortgage Division provides opportunities to establish many new banking relationships by providing more bank services and products to new customers. The Mortgage Division originated 371 mortgage loans, totaling $56,379,000 in 2008 as compared with 416 mortgage loans, totaling $71,278,000 during the year ended December 31, 2007. For the year ended December 31, 2008, the Mortgage Division accounted for 6.05% of Financial's total income as compared with 6.57% of Financial's total income for the year ended December 31, 2007.

Non-Interest Expense of Financial

Non-interest expenses increased from $9,019,000 for the year ended December 31, 2007 to $10,813,000 for the year ended December 31, 2008. The following table summarizes our non-interest expense for the periods indicated.

	Non-Interest Expense *(dollars in thousands)* At December 31,	
	2008	**2007**
Salaries and employee benefits	$ 5,290	$ 4,756
Occupancy	747	700
Equipment	983	840
Supplies	382	326
Professional, data processing and other outside expenses	1,295	1,135
Marketing	387	375
Credit expense	234	210
Loss (gain) on sale of assets	(5)	51
Amortization of tax credit investment	785	-
Other	715	626
Total non-interest expense	$ 10,813	$ 9,019

The increase in non-interest expense was due in large part to an increase in personnel expenses as well as increases in occupancy and outside expenses, all of which directly relate to our expansion into the City of Bedford and the Town of Altavista. Our total personnel expense, net of fees collected from borrowers to cover direct salary costs incurred in originating certain loans (in accordance with SFAS 91), increased to $5,290,000 for the year ended December 31, 2008, from $4,756,000 for the twelve months ended December 31, 2007. Compensation for some employees of the Mortgage Division and Investment Group is commission-based and therefore subject to fluctuation. Because of increased volume of business at both the Mortgage Division and Investment Group, commission compensation and the corresponding employee benefits increased in 2008. The Bank also had increases in depreciation expense, data processing fees, and other operating expenses, all of which are related to the growth of the Bank.

Because of the costs associated with increased staffing at the newest branches, Financial's efficiency ratio (that is, the cost of producing each dollar of revenue) increased from 71.40% in 2007 to 93.97% in 2008. Management intends that additional interest-earning assets will help lower the efficiency ratio.

Analysis of Financial Condition

General

Our total assets were $328,605,000 at December 31, 2008, an increase of $58,545,000 or 21.68% from $270,060,000 at December 31, 2007, primarily due to growth in the loan portfolio. Loans, net of unearned income and allowance, increased to $274,890,000 on December 31, 2008 from $224,022,000 on December 31, 2007. The increase in loans was funded by growth in deposits from $228,723,000 on December 31, 2007 to $268,111,000 on December 31, 2008.

Loans

Our loan portfolio is the largest and most profitable component of our earning assets. The Bank has comprehensive policies and procedures which cover both commercial and consumer loan origination and management of credit risk. Loans are underwritten in a manner that focuses on the borrower's ability to repay. Management's goal is not to avoid risk, but to manage it and to include credit risk as part of the pricing decision for each product.

The Bank's loan portfolio consists of commercial short-term lines of credit, term loans, mortgage financing and construction loans that are used by the borrower to build or develop real estate properties, and consumer loans. The consumer portfolio includes residential real estate mortgages, home equity lines and installment loans.

Loans, net of unearned income and allowance, increased to $274,890,000 on December 31, 2008 from $224,022,000 on December 31, 2007. Total loans increased to $277,749,000 on December 31, 2008 from $226,168,000 on December 31, 2007. These increases can be attributed in part to an interest rate environment that made borrowing attractive to the Bank's customers, the Bank's increased presence in the market, and the Bank's reputation for service.

As of December 31, 2008, the Bank had $3,859,000 in non-accrual loans compared with $1,246,000 at December 31, 2007. The Bank continues to pursue an aggressive charge off policy that also yields loan recoveries. This increase is due in large part to loans with two customers that are non-performing. Since December 31, 2008, the Bank purchased the real estate collateral securing the loans associated with one of these relationships at a foreclosure sale. See "Asset Quality" below.

The following table summarizes the composition of the Bank's loan portfolio for the periods indicated by dollar amount:

Loan Portfolio (in thousands) December 31,

	2008	2007	2006	2005	2004
Commercial loans	$ 52,842	$ 43,877	$ 36,082	$ 30,853	$ 35,163
Real estate - construction	43,507	36,296	32,087	27,303	22,251
Real estate - residential	136,850	114,278	98,151	78,058	63,215
Installment and other	44,550	31,717	23,240	21,043	21,062
Total loans	277,749	226,168	189,560	157,257	141,691
Less allowance for loan losses	2,859	2,146	2,091	1,777	1,419
Net loans	$274,890	$224,022	$187,469	$155,480	$140,272

(1) From 2003 to 2004, certain loans previously classified as commercial were reclassified because real estate served as the primary collateral for such loans.

The following table sets forth the maturities of the loan portfolio at December 31, 2008.

Remaining Maturities of Selected Loans
(dollars in thousands)
At December 31, 2008

	Less than One Year	One to Five Years	Greater than Five Years	Total
Commercial, financial, and agricultural	$ 30,582	$ 14,407	$ 8,262	$ 53,251
Real estate - construction	39,487	2,668	1,880	44,035
Real estate - mortgage	21,983	16,019	99,142	137,144
Installment and other	7,340	10,860	25,118	43,318
Total	$ 99,393	$ 43,954	$ 134,402	$ 277,749

For maturities over one year:	
Fixed Rates	$ 83,614
Variable Rates	94,742
Total	$ 178,356

Deposits

We experienced strong deposit growth from $228,723,000 for the period ended December 31, 2007 to $268,111,000 at the end of the same period in 2008, for an increase of 17.22%. Non interest-bearing deposits increased $805,000 or 2.30% from $34,973,000 at December 31, 2007 to $35,778,000 at December 31, 2008. Interest-bearing deposits increased $35,583,000 or 18.37% from $193,750,000 at December 31, 2007 to $232,333,000 at December 31, 2008. Additionally, the Bank's effort to increase non-FDIC insured sweep accounts (repurchase agreements) resulted in an increased balance in these accounts to $14,339,000 on December 31, 2008 from $10,542,000 on December 31, 2007.

Average Deposits and Rates Paid
(dollars in thousands)
Year Ended December 31,

	2008		2007		2006	
	Amount	Rate	Amount	Rate	Amount	Rate
Non interest-bearing deposits	$35,235		$33,237		$27,316	
Interest-bearing deposits						
Interest checking	$12,709	1.06%	$11,879	1.45%	$10,510	1.45%
Money market	26,368	1.88%	30,988	3.06%	21,284	3.11%
Savings	44,065	2.60%	12,669	1.55%	22,401	1.88%
Time deposits						
Less than $100,000	82,188	4.28%	86,428	4.82%	73,189	4.08%
Greater than $100,000	40,496	4.41%	38,458	4.99%	28,297	4.37%
Total interest-bearing deposits	$205,826	3.44%	$180,422	4.10%	$155,681	3.51%
Total deposits	$241,061		$213,659		$182,997	

The following table includes a summary of average deposits and average rates paid and maturities of CDs greater than $100,000.

Maturities of CDs Greater than $ 100,000
(in thousands)

	Less than Three Months	Three to Six Months	Six to Twelve Months	Greater than One Year	Total
At December 31, 2008	$ 8,034	$ 5,273	$ 12,055	$ 10,079	$ 35,441

Cash and Cash Equivalents

Cash and cash equivalents increased from $4,314,000 on December 31, 2007 to $15,825,000 on December 31, 2008. This increase was due primarily to routine fluctuations in deposits and federal funds sold. These routine fluctuations in deposits, including fluctuations in transactional accounts and professional settlement accounts, contribute to variations in cash and cash equivalents. Federal funds sold increased from $0 on December 31, 2007 to $5,241,000 on December 31, 2008. Management considers the amount of the increase in federal funds sold to be part of the normal course of business.

Investment Securities

The investment securities portfolio of the Bank is used as a source of income and liquidity.

The following table summarizes the fair value of the Bank's securities portfolio for the periods indicated:

	Securities Portfolio (in thousands) December 31,		
	2008	2007	2006
Held to Maturity			
U.S. agency obligations	$ 6,039	$ 6,523	$ 7,343
Available-for-sale			
U.S. agency obligations	7,237	15,083	15,714
Mortgage-backed securities	5,030	4,734	2,144
Municipals	694	2,523	840
Corporates	3,176	3,393	-
Total available-for-sale	$ 16,137	$25,733	$ 18,698

Deposited funds are generally invested in overnight vehicles, including Federal funds sold, until approved loans are funded. The decision to purchase investment securities is based on several factors or a combination thereof, including:

a) The fact that yields on acceptably rated investment securities (S&P "A" rated or better) are significantly better than the overnight Federal funds rate;

b) Whether demand for loan funding exceeds the rate at which deposits are growing, which leads to higher or lower levels of surplus cash;

c) Management's target of maintaining a minimum of 6% of the Bank's total assets in a combination of Federal funds sold and investment securities (aggregate of available–for-sale and held-to-maturity portfolios); and

d) Whether the maturity or call schedule meets management's asset/liability plan.

Available-for-sale securities (as opposed to held-to-maturity securities) may be liquidated at any time as funds are needed to fund loans. Liquidation of securities may result in a net loss or net gain depending on current bond yields available in the primary and secondary markets and the shape of the U.S. Treasury yield curve. Management is cognizant of its credit standards policy and does not feel pressure to maintain loan growth at the same levels as deposit growth and thus sacrifice credit quality in order to avoid security purchases.

Management has made the decision to maintain a significant portion of its available funds in liquid assets so that funds are available to fund future growth of the loan portfolio. Management believes that this strategy will allow us to maximize interest margins while maintaining appropriate levels of liquidity.

Securities held-to-maturity decreased from $6,494,000 as of December 31, 2007 to $5,994,000 as of December 31, 2008. This immaterial decrease resulted primarily from the call of one position. The decision to invest in securities held-to-maturity is based on the same factors as the decision to invest in securities available-for-sale except that management invests surplus funds in securities held-to-maturity only after concluding that such funds will not be necessary for liquidity purposes during the term of such security. However, the held-to-maturity securities may be pledged for such purposes as short term borrowings and as collateral for public deposits.

The portfolio of securities available-for-sale decreased to $16,136,000 as of December 31, 2008 from $25,733,000 as of December 31, 2007. During 2008, the Bank sold available-for-sale securities to provide liquidity to pay down short term borrowings and to position the Bank to be able to fund future loan growth.

The following table shows the maturities of held-to-maturity and available-for-sale securities at amortized cost and market value at December 31, 2008 and approximate weighted average yields of such securities. Yields on state and political subdivision securities are not shown on a tax equivalent basis. Financial attempts to maintain diversity in its portfolio and maintain credit quality and repricing terms that are consistent with its asset/liability management and investment practices and policies. For further information on Financial's securities, see Note 4 to the consolidated financial statements included in Item 8 of this Form 10-K.

Securities Portfolio Maturity Distribution / Yield Analysis
(dollars in thousands)
At December 31, 2008

	Less than One Year	One to Five Years	Five to Ten Years	Greater than Ten Years and Other Securities	Total
Held to Maturity					
U.S. agency					
Amortized cost	$-	$2,000	$995	$2,999	$5,994
Market value	$-	$2,005	$1,000	$3,034	$6,039
Weighted average yield		4.00%	5.69%	6.16%	
Available-for-sale securities					
U.S. agency					
Amortized cost	$-	$-	$1,000	$5,994	$6,994
Market value	$-	$-	$1,054	$6,183	$7,237
Weighted average yield			4.95%	5.70%	
Mortgage Backed Securities					
Amortized cost	$-	$1,032	$453	$3,572	$5,057
Market value	$-	$1,038	$460	$3,532	$5,030
Weighted average yield		4.25%	4.84%	5.09%	
Municipals					
Amortized cost	$-	$-	$479	$239	$718
Market value	$-	$-	$480	$214	$694
Weighted average yield			8.49%	6.53%	
Corporate					
Amortized cost	$-	$-	$2,448	$1,035	$3,483
Market value	$-	$-	$2,316	$860	$3,175
Weighted average yield			5.75%	7.38%	
Total portfolio					
Amortized cost	$-	$3,032	$5,375	$13,839	$22,246
Market value	$-	$3,043	$5,310	$13,823	$22,175
Weighted average yield		4.08%	5.50%	5.74%	

Liquidity

The liquidity of Financial depends primarily on the dividends paid to it by the Bank. Payment of cash dividends by the Bank is limited by regulations of the Federal Reserve Board and is tied to the regulatory capital requirements.

The objective of liquidity management for the Bank is to ensure the continuous availability of funds to meet the demands of depositors, investors and borrowers. Stable core deposits and a strong capital position are the components of a solid foundation for the Bank's liquidity position.

Funding sources for the Bank primarily include paid-in capital and customer-based deposits but also include borrowed funds and cash flow from operations. The Bank has in place several agreements that will provide alternative sources of funding, including, but not limited to, lines of credit, sale of investment securities, purchase of federal funds, advances through the Federal Home Loan Bank of Atlanta ("FHLBA") and correspondents, and brokered certificate of deposit arrangements. Management believes that the Bank has the ability to meet its liquidity needs.

At December 31, 2008, cash, interest-bearing and noninterest-bearing deposits with banks, federal funds sold, securities and loans maturing within one year was $115,218,000. At the end of 2008, approximately 39.94%, or $110,723,000 of the loan portfolio would mature or reprice within a one-year period. At December 31, 2008 non-deposit sources of available funds totaled $83,230,000, which included $63,980,000 available from the FHLBA.

Capital Resources

Capital adequacy is an important measure of financial stability and performance. Management's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profiles of financial institutions. The guidelines define capital as Tier 1 (primarily common stockholders' equity, defined to include certain debt obligations) and Tier 2 (remaining capital generally consisting of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses). The Bank's regulatory capital levels exceed those established for well-capitalized institutions. The following table (along with Note 14 of the Audited Financial Statements) shows the minimum capital requirements and the Bank's capital position as of December 31, 2008 and 2007.

Analysis of Capital for Bank of the James

	2008	2007
Tier 1 Capital:		
Common Stock	$3,743	$3,743
Additional paid in capital	13,317	13,311
Retained earnings	7,195	6,981
Total Tier 1 Capital	$24,255	$24,035
Tier 2 Capital:		
Allowance for loan losses	$2,859	$2,146
Total Tier 2 Capital	$2,859	$2,146
Total risk-based capital	$27,114	$26,181
Risk weighted assets	$270,451	$219,180
Average total assets	$324,386	$268,187

	December 31,		Regulatory Minimums	
	2008	2007	Capital Adequacy	Well Capitalized
Capital Ratios				
Tier 1 capital to average total assets	7.48%	8.96%	4.00%	5.00%
Tier 1 risk-based capital ratio	8.97%	10.97%	4.00%	6.00%
Total risk-based capital ratio	10.03%	11.94%	8.00%	10.00%

The Bank was initially capitalized through a public offering of its common stock, $4.00 (split adjusted to $2.14) par value per share ("Common Stock"), at $10.00 per share, which concluded in February, 1999 and resulted in a capitalization of the Bank of $9,356,300. On December 22, 2006, Financial completed a follow-on offering pursuant to which it raised $5,147,000 (net of costs and expenses of $106,000). As a result of these two offerings and funds generated from operations, Financial currently has sufficient liquidity and capital with which to operate.

Financial is in the process of completing a private placement of unregistered debt securities pursuant to which it will issue notes to accredited investors in the amount between $6,200,000 and $7,000,000. Management anticipates that this transaction will close on March 30, 2009 in the full amount of the offering. The debt issued pursuant to this offering will bear interest at the rate of 6% per year with interest payable quarterly in arrears. The first interest payment is due on July 1, 2009. No principal payments are due until the debt matures on April 1, 2012 (the "Maturity Date"). On the Maturity Date the principal and all accrued but unpaid interest on the debt will be due and payable. Financial intends to use between $5,500,000 and $6,000,000 of the proceeds to provide additional capital to the Bank. We expect to retain the balance of the proceeds at Financial to service interest payments on the debt.

As of the date hereof, the capital ratios for the Company on a consolidated basis are comparable to the capital ratios of the Bank.

Stockholders' Equity

Stockholders' equity increased a non-material amount of $111,000 from $24,524,000 on December 31, 2007 to $24,635,000 on December 31, 2008.

Asset Quality

We perform monthly reviews of all delinquent loans and loan officers are charged with working with customers to resolve potential payment issues. We generally classify a loan as nonaccrual when it is deemed uncollectible or when the borrower has not made a payment in 90 days. We generally restore a loan if i) a borrower is no longer 90 days past due on the loan; and ii) management determines that a borrower has the capacity to repay the loan. We also classify other real estate owned (OREO) as a nonperforming asset. OREO, which is accounted for in the "other assets" section of the Statement of Financial Condition, represents real property owned by the Bank either through purchase at foreclosure or received from the borrower through a deed in lieu of foreclosure.

Asset quality remained strong in 2008. Non-accrual loans increased to $3,859,000 on December 31, 2008 from $1,246,000 on December 31, 2007. Management has provided for the anticipated losses on these loans in the loan loss reserve. OREO increased to $81,000 on December 31, 2008 from $0 on December 31, 2007. As of the date hereof, OREO has increased to $1,938,000. $1,609,000 of the OREO balance is due to the purchase of a partially-developed commercial property, which the Bank purchased at foreclosure.

The amount allocated during the year to the provision for loan losses represents management's analysis of the existing loan portfolio and credit risks. Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb the estimated losses inherent in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, loan performance measures, historical trends and specific conditions of the individual borrower.

In performing its loan loss analysis, the Bank assigns one of the following risk categories to each commercial loan in the Bank's portfolio:

Risk Category	Classification
Risk 1	Excellent
Risk 2	Above Average
Risk 3	Satisfactory
Risk 4	Acceptable/Low Satisfactory
Risk 5	Special Mention
Risk 6	Sub-Standard
Risk 7	Doubtful
Risk 8	Loss

Management considers the following four components when calculating its loan loss reserve requirement:

- In accordance with SFAS 114, "Accounting by Creditors for Impairment of a Loan," the Bank performs an individual impairment analysis on all loans with a Risk Rating of 5 through 8.
- In accordance with SFAS 5, "Accounting for Contingencies," the Bank examines historical charge-off data by classification code in order to determine a portion of the reserve related to homogeneous pools. The Bank updates its historical charge-off data twice a year and adjusts the reserve accordingly. The Bank also adjusts the historical charge-off data based on the risk rated tiering system set forth above to more accurately reflect the Bank's actual losses.
- The Bank applies various risk factors, including, for example, levels of trends in delinquencies, current and expected economic conditions, and levels of and trends in recoveries of prior charge-offs.
- The Bank applies factors to determine the method by which to allocate the unallocated reserve for inherent losses related to the loan pool, including, for example, loan concentrations, policy and procedure changes, national and local economic trends and conditions, and overall portfolio quality.

The Bank's allowance for loan losses increased 33.22% from $2,146,000 on December 31, 2007 to $2,859,000 on December 31, 2008. This increase is reflective of the growth in the loan portfolio and current economic conditions. The increase resulted from application of the Bank's commercial loan rating system and individual impairment calculations, as discussed above, as applied to the larger total loan portfolio. As of December 31, 2008 the allowance for loan losses was equal to 1.03% of the total loan portfolio as compared with 0.95% at December 31, 2007.

The following tables set forth information regarding impaired and non-accrual loans as of December 31, 2008 and 2007:

	Impaired & Non-Accrual Loans (dollars in thousands) At December 31,	
	2008	2007
Impaired loans without a valuation allowance	$8,006	$10,355
Impaired loans with a valuation allowance	10,375	4,503
Total impaired loans	$18,381	$14,858
Valuation allowance related to impaired loans	$1,441	$1,389
Total non-accrual loans	$3,859	$1,246
Total loans past due ninety days or more and still accruing	$-	$-

No non-accrual loans were excluded from impaired loan disclosure for both 2008 and 2007.

	Average Investment in Impaired Loans (dollars in thousands) Years Ended December 31,	
	2008	2007
Average investment in impaired loans	$15,703	$13,891
Interest income recognized on impaired loans	$860	$988
Interest income recognized on a cash basis on impaired loans	$786	$988

No non-accrual loans were excluded from impaired loan disclosure under SFAS No. 114 at December 31, 2008 and 2007. If interest on these loans had been accrued, such income would have approximated $242,000 and $88,000 for 2008 and 2007, respectively. Loan payments received on non-accrual loans are applied to principal. When a loan is placed on non-accrual status there are several negative implications. First, all interest accrued but unpaid at the time of the classification is deducted from the interest income totals for the Bank. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Third, there may be actual losses that necessitate additional provisions for credit losses charged against earnings. These loans were included in the nonperforming loan totals listed above.

An external loan review firm examined the Bank's loan portfolio in March, 2009. After examination of approximately 62 customer relationships comprising 147 loans totaling $73,524,000 in exposure, or approximately 23% of the Bank's total outstanding loan balances as of March 31, 2009, the results of the external loan review showed the Bank's loan portfolio to be sound and the credit underwriting practices to be fully satisfactory as compared to peer group institutions.

The following table sets forth the detail of loans charged-off, recovered, and the changes in the allowance for loan losses as of the dates indicated:

Allowance for Loan Losses
(dollars in thousands)
At December 31,

	2008	2007	2006	2005	2004
Balance, beginning of period	$2,146	$2,091	$1,777	$1,419	$1,451
Loans charged-off:					
Commercial, financial and agricultural	379	165	143	224	641
Real estate-construction	31	25	101	-	15
Real estate-mortgage	82	125	76	86	67
Installment and other	197	127	83	175	166
Total loans charged off	$689	$442	$403	$485	$889
Recoveries:					
Commercial, financial and agricultural	$17	$22	$63	$5	$76
Real estate-construction	-	-	-	12	-
Real estate-mortgage	-	-	3	-	-
Installment and other	30	24	21	23	27
Total recoveries	$47	$46	$87	$40	$103
Net charge-offs	$642	$396	$316	$445	$786
Provision for loan losses	1,355	451	630	803	754
Balance, end of period	$2,859	$2,146	$2,091	$1,777	$1,419

The following table shows the balance and percentage of the Bank's allowance for loan losses allocated to each major category of loans:

Allocation of Allowance for Loan Losses
(dollars in thousands)
At December 31,

	2008	Percent of Loans to Total Loans	2007	Percent of Loans to Total Loans	2006	Percent of Loans to Total Loans	2005	Percent of Loans to Total Loans	2004	Percent of Loans to Total Loans
Commercial, financial, and agricultural	$536	18.75%	$523	24.37%	$565	27.02%	$499	28.08%	$493	34.84%
Real estate - construction	154	5.39%	105	4.89%	390	18.65%	143	8.05%	123	8.67%
Real estate - mortgage	1,864	65.19%	1,226	57.13%	712	34.05%	657	36.97%	411	28.96%
Installment and other	305	10.67%	292	13.61%	424	20.28%	478	26.90%	392	27.63%
	$2,859	100.00%	$2,146	100.00%	$2,091	100.00%	$1,777	100.00%	$1,419	100.00%

The following table provides information on the Bank's nonperforming assets as of the dates indicated:

	Nonperforming Assets (dollars in thousands) At December 31,				
	2008	2007	2006	2005	2004
Non-accrual loans	$3,859	$1,246	$646	$261	$380
Restructured loans	-	-	-	-	-
Foreclosed property	81	-	535	-	85
Loans past due 90 days accruing interest	-	-	-	-	-
Total nonperforming assets	$3,940	$1,246	$1,181	$261	$465
Allowance for loan losses to period end loans	1.03%	0.95%	1.10%	1.13%	1.00%
Nonperforming assets to period end loans	1.42%	0.55%	0.34%	0.17%	0.27%
Net charge-offs (recoveries) to average loans	0.26%	0.19%	0.19%	0.30%	0.62%

Income Tax Expense

For the year ended December 31, 2008, Financial had a federal income tax benefit of $862,000 as a result of a tax credit investment. Note 9 of the Audited Financial Statements provides additional information with respect to our 2008 federal income tax expense and the deferred tax accounts.

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of Financial's sensitivity to interest rate movements. The income stream of Financial is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of Financial's interest earning assets and the amount of interest-bearing liabilities that prepay, mature or reprice in specified periods. Management's goal is to maximize net interest income with acceptable levels of risk to changes in interest rates. Management seeks to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

Management also is attempting to mitigate interest rate risk by limiting the dollar amount of loans carried on its balance sheet that have fixed rates in excess of five years. To reduce our exposure to interest rate risks inherent with longer term fixed rate loans, we generally do not hold such mortgages on our books. The Bank established the Mortgage Division to serve potential customers that desired fixed rate loans in excess of five years.

Management believes that Financial has been successful in managing its net interest margin despite numerous adjustments by the FOMC since 2001. During 2008, the Bank's prime rate decreased from 7.25% to 3.25% and as of March 12, 2009 remained at 3.25%. Our net interest margin was under pressure in part because of higher rates paid on deposit accounts, primarily certificates of deposit. Financial's spread on earning assets to interest-bearing liabilities decreased from 3.43% in 2007 to 3.19% in 2008. Management attempts to mitigate this pressure by constantly monitoring and repricing deposits.

Management monitors interest rate levels on a daily basis and meets in the form of the Asset/Liability Committee ("ALCO") at least weekly or when a special situation arises (e.g., FOMC unscheduled rate change). The following reports and/or tools are used to assess the current interest rate environment and its impact on Financial's earnings and liquidity: monthly and year-to-date net interest margin and spread calculations, monthly and year-to-date balance sheet and income statements versus budget (including quarterly interest rate shock analysis), quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions, and gap analysis which matches maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities.

Financial currently subscribes to computer simulated modeling tools made available through its consultant, FinPro, Inc., to aid in asset/liability analysis. In addition to monitoring by the ALCO and Investment Committee, the board is informed of the current asset/liability position and its potential effect on earnings at least quarterly.

Current Trends

A variety and wide scope of economic factors affect Financial's success and earnings. Although interest rate trends are one of the most important of these factors, Financial believes that interest rates cannot be predicted with a reasonable level of confidence and therefore does not attempt to do so with complicated economic models. Management believes that the best defense against wide swings in interest rate levels is to minimize vulnerability at all potential interest rate levels. Rather than concentrate on any one interest rate scenario, Financial prepares for the opposite as well, in order to safeguard margins against the unexpected.

The downward trend in short term interest rates beginning in the last quarter of 2007 was due to the actions of the FOMC resulting from a weakening economy. As a result, the yield curve continued to steepen through the first three quarters of 2008. As liquidity increased as a result of open market operations and other government actions, longer-term interest rates decreased. Although it cannot be certain, management believes that short term interest rates will trend downward or remain stable for 2009. It also cannot be predicted what effect a change in short term rates will have on the long term interest rates and the resulting shape of the yield curve. An increase in long-term interest rates is likely to have an adverse impact on the Mortgage Division, primarily due to reduced refinancing opportunities.

Off-Balance Sheet Arrangements

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments is as follows:

	Contract Amounts at December 31,	
	2008	2007
Commitments to extend credit	$44,248	$50,725
Standby letters of credit	3,282	2,069
Total	$47,530	$52,794

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Bank deems necessary.

Management does not anticipate any material losses as a result of these transactions.

The Bank rents, under non-cancelable leases, three of its banking facilities and one mortgage production office. The Bank has liability in the form of minimum annual rental commitments under these leases as follows:

Year Ending	Amount *(dollars in thousands)*
2009	$252
2010	250
2011	290
2012	295
2013	296
Thereafter	170
	$1,553

Expansion Plans

Subject to regulatory approval, the Bank anticipates opening additional branches during the next two fiscal years. Although numerous factors could influence the Bank's expansion plans, the following discussion provides a general overview of the additional branch location that the Bank currently is considering.

Timberlake Road Area, Campbell County (Lynchburg), Virginia. As previously disclosed, the Bank has purchased certain real property located at the intersection of Turnpike and Timberlake Roads, Campbell County, Virginia. The Bank does not anticipate opening a branch at this location until the latter part of 2009, at the earliest. The Bank has determined that the existing structure is not suitable for use as a bank branch.

The Bank estimates that the cost of improvements, furniture, fixtures, and equipment necessary to upfit the property will be between $900,000 and $1,500,000.

Although the Bank cannot predict with certainty the financial impact of each new branch, management generally anticipates that each new branch will become profitable within 12 to 18 months of operation.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements and their effect on us, see "Recent Accounting Pronouncements" in Note 19 to the consolidated financial statements included in Item 8 of this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Not applicable

Item 8. Financial Statements and Supplementary Data

The following financial statements are filed as a part of this report:

Report of Independent Registered Public Accounting Firm

Management's Annual Report on Internal Control Over Financial Reporting

Consolidated Financial Statements

Balance Sheets, December 31, 2008 and 2007

Statements of Income, Years Ended December 31, 2008 and December 31, 2007

Statements of Changes in Stockholders' Equity and Comprehensive Income, Years Ended December 31, 2008 and December 31, 2007

Statements of Cash Flows, Years Ended December 31, 2008 and December 31, 2007

Notes to Financial Statements

Shareholder Reference and Market Makers

Investor Relations
Those interested in obtaining information about Bank of the James Financial Group, Inc. may contact:

Financial analysts, portfolio managers and other financial information: contact

J. Todd Scruggs
Executive Vice President and
Chief Financial Officer
(434) 846-2000 or 1-877-266-0765
tscruggs@bankofthejames.com

Requests for printed materials including annual reports, proxy statements, 10-K and 10-Q reports: visit our investor relations feature under www.bankofthejames.com or visit www.sec.gov.

News and media representatives should contact:
Vickie D. Spencer
Vice President and Marketing Officer
(434) 846-2000 or 1-877-266-0765
vspencer@bankofthejames.com

Corporate Headquarters
Bank of the James Financial Group, Inc.
828 Main Street
Lynchburg, Virginia 24504
Telephone: (434) 846-2000
Toll Free: 1-877-266-0765
Fax: (434) 846-4450

Mailing Address
Post Office Box 1200
Lynchburg, Virginia 24505-1200

Annual Meeting of Shareholders
The Annual Meeting of Shareholders will be held at 4 p.m. on Tuesday, May 19, 2009 at Oakwood Country Club, 3409 Rivermont Avenue, Lynchburg, Virginia. All shareholders are cordially invited to attend.

Common Stock Listing
Bank of the James Financial Group, Inc. stock is listed on the National Over-The-Counter Bulletin Board (OTCBB) as Stock Symbol BOJF. There were approximately 2,979 total shareholders of record of Bank of the James Financial Group, Inc. on December 31, 2008.

Independent Public Accountants
Yount, Hyde & Barbour, CPA's, PC
50 South Cameron Street
Winchester, Virginia 22601
(540) 662-3417
www.yhbcpa.com

Corporate Counsel
Edmunds & Williams, PC
Post Office Box 958
Lynchburg, Virginia 24504
(434) 846-9000

Transfer Agent
Shareholders requesting information on stock transfers, lost certificates, dividends, change of address and other shareholder matters should contact:
StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003
Telephone: (610) 649-7300
Fax: (610) 649-7302

Financial Reporting
This annual report to shareholders has been prepared by management of Bank of the James Financial Group, Inc. Management is responsible for the accuracy and reliability of the financial statements presented in this report. Management is also responsible for the consistency of all presentations and financial information contained in this report. Yount, Hyde & Barbour, CPA's, PC audited the Company's 2007 and 2008 year-end financial statements.

Internet Address
Additional information regarding Bank of the James Financial Group, Inc. and Bank of the James is available on the internet at www.bankofthejames.com.

Market Makers

Automated Trading Desk Financial Services, LLC
(843) 789-2000
11 eWall Street
Mount Pleasant, SC 29464

Davenport & Company LLC
(434) 948-1100
1104 Commerce Street
Lynchburg, VA 24504

Hill, Thompson, Magid & Co., Inc.
(201) 434-6900
15 Exchange Place, Suite 800
Jersey City, NJ 07302

Knight Equity Markets, L.P.
(201) 557-6886
545 Washington Boulevard
Jersey City, NJ 07310

McKinnon & Company, Inc.
(757) 623-4636
Dominion Tower
999 Waterside Drive, Suite 1200
Norfolk, VA 23510

Monroe Securities, Inc.
(312) 327-2530
100 North Riverside Plaza, Suite 1620
Chicago, IL 60606

Morgan Keegan & Company, Inc.
(901) 524-4100
50 North Front Street
Memphis, TN 38103

Pershing LLC
(201) 413-2930
One Pershing Plaza – 8th Floor
Jersey City, NJ 07399

Scott & Stringfellow, Inc.
(804) 643-1811
909 East Main Street
Richmond, VA 23219

UBS Securities LLC
(203) 719-3000
677 Washington Boulevard
Stamford, CT 06901

www.bankofthejames.com